24-4520

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0286
Expires:	October 31, 2001
Estimated average burden hours per response	900.00

FORM 1-A

02010052

RECD S.E.C.
MAR 1 1 2002
080

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Nip It in the Bud™ Inc
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

4850 Whitsett Ave. Suite #10 Valley Village, Ca. 91607 818-762-2600
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Grace E. Grundman 3230 East Flamingo Rd #345 Las Vegas, NV. 89121-4320 702-796-4029
(Name, address, including zip code, and telephone number, including area code, of agent for service)

(Primary standard Industrial Classification Code Number)

88-0441583
(I.R.S. Employer Identification Number)

PROCESSED
MAR 1 9 2002
P
THOMSON
FINANCIAL

The following delaying notation is optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq*. Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Item 1

(a) Nip It in the Bud®™,Inc.

(b) 4850 Whitsett Suite #10
Valley Village, Ca. 91607
(Ca) 818-762-2600

(Agent Address): 3230 E. Flamingo Road Suite 345
Las Vegas, Nevada 89121-4320
(Agent Phone #): (LV) 702-798-4029

(c) 03-08-2002

(d) 500,000 Common Shares, Non Voting, Non Dividend

(e) THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDR AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

(f)	Price to public	Underwriting Discounts and Commissions	Proceeds to Issuer or other Pers
Per Share 0 Minimum	$10.00	$ 0	$ 10.00
Total Maximum 500,000 Shares	$ 5,000,000.00	$ 0	$5,000,000.00

(g) At this time the Company is not using an underwriter.
(h) To be determined on a State by State bases, and we will comply with all required materials.
(i) (See Item 3 Summary Information, Risk Factors and Dilution; pages 1-7)
(A) Risk Factors
(a1) No History of Operations
(a2) Time Lapse from Start-Up Defined as Research and Development to Opertional Stage of the Company
(a3) Competion
(a4) Regulation
(a5) Dependence on Management
(a6) Nip It in the Bud®™,Inc., the Market and Industry
(a7) Control of the Company
(a8) No Dividends
(a9) Arbitary Offering Price
(a10) Restrictions on Transferability of Shares; the Secondary Market for Shares
(a11) Risk of No Closing
(a12) Best Efforts Offering
(a13) Limited Assets of the Company
(a14) Unaudited Finacial Statements
(B) Dilution
(b1) Dilution Table

(j) 04-08-2002

~ TABLE OF CONTENTS ~

Part I ~ PAGES ~

Part III

EXHIBITS

~ INDEX TO EXHIBITS ~

Item 2. Description of Exhibits

INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME AN OFFERING CIRCULAR WHICH IS NOT DESIGNATED AS A PRELIMINARY OFFERING CIRCULAR IS DELIVERED AND THE OFFERING STATEMENT FILED WITH THE COMMISSION BECOMES QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE.

PRELIMINARY OFFERING CIRCULAR

Nip It in the Bud®™, Inc.
A Nevada State Corporation

500,000 COMMON SHARES
Non-Voting Non Dividend
Offering Price: $10.00 PER SHARE

Date of issuance Preliminary Offering Circular is 03/08/2002. Approximate date of commencement of proposed sale to the public 04/08/2002, closing 04/08/2003.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

The offering price has been arbitrarily determined by the Company and bears no relationship to assets, earnings or other criteria of value. No assurance can be given that the shares will have a market value or that they can be resold at this price.

The Company will conduct this offering, on a best-efforts bases. Proceeds received from subscribers of the shares sold will be promptly deposited with Washington Mutual Bank, 2250 E. Tropicana Ave. Suite #5, Las Vegas, Nevada 89119. Unless subscriptions for the maximum 500,000 Shares offered hereby are received within 365 days from the date hereof the offering will be terminated.

The Shares are offered by the Company through its CEO without the use of an underwriter or broker. The person making this offering on behalf of the Company will not receive any commission, therefore no underwriting or broker commissions have been listed. However, after the commencement of the proposed sale by final Offering Circular, certain individuals and securities dealers may be engaged by the Company to assist in the Offering, for which they would be paid a 10% firm commission on sales fully consummated.

This Offering Circular does not include, filing, legal, accounting and miscellaneous expenses of approximately $10,000 the Company must pay in connection with this offering resulting in net proceeds to the Company of approximately $4,990,000 when the maximum is sold without the use of dealers or other individuals. If we use a broker 10% of the gross would be paid as commission; therefore, the net proceeds to the Company would be $4,499,000.

THIS OFFERING INVOLVES:
A high degree of risk concerning the Company. For information concerning such risks, see "Risk Factors." Immediate substantial dilution of the book value of the stock from the offering price. For information concerning dilution, see "Capitalization-Dilution."

Nip It in the Bud®™, Inc.
3230 E. Flamingo Road Suite# 345
Las Vegas, Nevada 89121-4320
(LV) 702-796-796-4029 and or (Ca) 818-762-2600

Regulation A Preliminary Offering Statement

Dated March 08, 2002

Nip It in the Bud®™, Inc.,

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO.2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. THE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR OR ANY PRIOR OR SUBSEQUENT COMMUNICATION FROM THE COMPANY, THEIR AFFILIATES, OR ANY PROFESSIONAL ASSOCIATED WITH THIS OFFERING, AS LEGAL, TAX OR INVESTMENT ADVICE. EACH INVESTOR SHOULD CONSULT WITH AND RELY ON HIS OWN PERSONAL COUNSEL, ACCOUNTANT AND OTHER ADVISORS AS TO LEGAL, TAX AND ECONOMIC IMPLICATIONS OF THE INVESTMENT DESCRIBED HEREIN AND ITS SUITABILITY FOR THE INVESTOR.

THIS OFFER IS FOR THE PURCHASE OF COMMON STOCK IN THE COMPANY ONLY AND DOES NOT CONSTITUTE AN OFFER OR SOLICITATION FOR INVESTMENT IN THE COMPANY'S NIP IT IN THE BUD™, INC. CONSUMER PRODUCTS UNDER THE U.S. REGISTERED TRADEMARK AND COPYRIGHT NAMES OF NATURAL INSECT REPELLENT™, FUZZIE BUDDIE®™, R.I.P.®™ ANT & ROACH INSECTICIDE WITH NATURAL INSECT REPELLENT, AND FUTURE PRODUCTS OR OTHER SERVICES.

THIS OFFERING CIRCULAR DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY IN ORDER TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

NO DISTRIBUTION OF THIS OFFERING CIRCULAR IN WHOLE OR IN PART, OR THE DIVULGENCE OF ANY OF ITS CONTENTS, IS PERMITTED UNLESS AUTHORIZED IN WRITING BY THE COMPANY. NO OFFERING LITERATURE OR ADVERTISING IN WHATEVER FORM SHALL BE EMPLOYED IN THE OFFERING OF THESE UNITS, EXCEPT THE INFORMATION CONTAINED HEREIN OR AUTHORIZED BY THE COMPANY. NO PERSON HAS BEEN AUTHORIZED TO MAKE REPRESENTATIONS, OR GIVE ANY INFORMATION, WITH RESPECT TO THESE SHARES, EXCEPT THE INFORMATION CONTAINED HEREIN.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR SOLICITATION TO ANYONE IN ANY STATE OR IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION TO OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

Item 2.

	Price to public	Underwriting Discounts and Commissions	Proceeds to Issuer or other Pers
Per Share	$ 10.00	$ 0	$ 10.00
0 Total Minimum			
Total Maximum 500,000	$ 5,000,000.00	$ 0	$ 5,000,000.00
Common Shares, Non-Voting, Non-Dividend			

The above table does not include, filing, legal, accounting and miscellaneous expenses of approximately $10,000 the Company must pay in connection with this offering resulting in net proceeds to the Company of approximately $4,990,000 when the maximum is sold without the use of dealers or other individuals. If we use a broker 10% of the gross would be paid as commission; therefore, the net proceeds would be $4,490,000.

Item 3. Summary Information, Risk Factors and Dilution

(A) Risk Factors

The securities being offered hereby are highly speculative and prospective investors should consider, among others, the following factors related to the business, operations, and financial position of the Company:

(a1) No History of Operations

Since the Company was recently reorganized in November 1999, it has had no operations to date. However, there is a very limited history of sales and consumer demand that the Company was able to establish when the Company conducted a four (4) year ('83-'87) test market in the States of California, Illinois, and Florida. Under Congressional Law, and the Federal USEPA FIFRA Act, the Federal USEPA had to be satisfied. The result of these extremely stringent and in some cases redesigned studies and toxicology tests by the scientists at the Federal USEPA, the Company was able to obtain the Toxicity Category IV Federal USEPA Registrations for all four (4) of it's consumer products and three (3) new use patterns were also granted.

The Company's proposed operations are subject to all of the risks inherent in any new business enterprises. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the start up of any new business and the competitive environment in which the Company will operate. The Company has had no revenues to date. (See "Description of Business").

(a2) Time Lapse from Start-Up Defined as Research and Development to Operational Stage of the Company

Management of the Company believes that the net proceeds to be derived from this offering will enable it to conduct it's operations described as manufacturing, warehousing, advertising and shipping it's sold products directly to consumers in any chosen 'bellwether' state. 'Bellwether' is defined by the overall industry as a geographical region that is not considered 'seasonal' in the purchase and usage of insecticide and insect repellent products.

There is no assurance that these objectives will be achieved. Operations thereafter will depend upon the revenues obtained from sales of products and the continued availability of investment capital raised over a period of time, not to exceed 365 days, from the date of the first sale of company stock.

If sale of the Company stock and sale of the Company's products are insufficient to continue the Company's operations, additional funds would have to be raised through equity or debt financing. The Company has no commitments for any additional debt or equity financing and there can be no assurance that any such commitments would be obtained on favorable terms, if at all.

(a3) Competition

Competition in the Chemical Industry is intense and may be expected to intensify. The Company expects to use all legal means in advertising to educate the public about it's products and about the competition's products in order to quell any overly intense competition by the major chemical companies.

Many of the Company's current as well as potential new competitors have significantly greater financial, technical, marketing, brand name acceptance, sales and other resources than the Company. Therefore, there is no assurance that the Company will be able to successfully compete against it's current and future competitors if, in fact, they decide and are able to formulate efficacious end use proposed product(s), patent(s), gain Federal USEPA Registration(s) that are toxicity category IV, manufacture, distribute, gain pubic acceptance of these product(s), and remove and properly dispose of any current product stock of higher toxicities.

(a4) Regulation

Regulation is applicable for the Company. Each year the Company must pay Federal USEPA Registration fees, Annual and Biannual State EPA Registration fees. The fee amounts are set by each regulatory agency based on the budgetary needs of that particular agency. There are no set fee amount(s) and the amount of the fee(s) are subject to change without prior notice. Each regulatory agency will notify the Company of any fee amount(s) owed Annually and in some cases Biannually when the Company's registrations become renewable in order to continue business. The Company is subject to all regulations set forth by the Federal United States Environmental Protection Agency (USEPA) and the Federal Department of Transportation (DOT). Therefore, the Company is obligated to comply with all FIFRA laws and regulations governing insecticide and insect repellent products that are used by the general public and industry. Regulation is also applicable to the Company in regards to overseas sales of the Company's products both domestically and internationally. The Company must comply with the regulations set forth by the Federal United States State Department, Federal United States Department of Commerce, as well as the identified Foreign Sovereign Country's regulatory bodies governing insecticide and insect repellent products that are used by the general public and industry. The Company will also comply with all current SEC Rules and Regulations pertaining to this offering.

(a5) Dependence on Management

Because the Company is a new business and has no current operating history, it will be heavily dependent upon the services and experience of it's officers, technical staff, and employees. The Company's CEO is expected to be able to seek out and hire scientists, technical staff, management teams and employees that fit the overall environmental concepts of the Company. The loss of the service of any officer could adversely affect the conduct of the Company's business. (See "Management").

(a6) Nip It in the Bud®™, Inc., the Market and Industry

The industry in which the Company expects to operate is subject to constant change based upon new regulations (see "Regulations"), the local and national economy as well as the availability of product.

The Department of Commerce, the Federal USEPA, Marketing Research Council for the Pet Industry, Irwin Broh and Associates for the National Sporting Goods Association, Standard & Poore, Simmons Market Research Bureau, Inc. have compiled all the statistics which clearly demonstrate the demographics as well as the overall size of the market.

If the Company is unable to provide products that achieve short term success, or conversely, achieves an over estimated amount of success in brand acceptance and products cannot be supplied fast enough, it may cause some loss of market share and brand acceptance. Both factors could have an adverse affect upon the Company's business and financial condition.

(a7) Control of the Company

Upon the completion of this offering, the CEO of the of Company, Jacqueline S. Price Dominguez, will own approximately 50.3% or a greater percentage of the Common Shares of the Company depending upon the number of shares of Common Stock subscribed for. Therefore, J. Price Dominguez will control the Company's Shares giving her control of the Company. Price holds 100% of the "Voting Class of Stock" as per schedule.

(a8) No Dividends

The Company has paid no dividends on it's Common Shares since it's inception and, by reason of it's present financial condition and it's contemplated financial requirements, does not anticipate paying any dividends on it's Common Stock in the foreseeable future. (See "Description of Common Stock").

(a9) Arbitrary Offering Price

The price at which the securities are being offered to investors has been arbitrarily determined and bears no relationship to the Company's assets, earnings, book value, net tangible value or other generally accepted criteria of value for investments.

(a10) Restrictions on Transferability of Shares; the Secondary Market for Shares

At the present time there is no established market for the Common Stock of the Company and there is no assurance that a regular market for such shares will develop upon completion of this offering or that the shares may be resold at their original offering price or at any other price. The sum of all cash to be received for the securities shall not exceed $5,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities in reliance upon Regulation A. No affiliate resales are permitted since the issuer has not had net income from continuing operations in at least one of it's last two fiscal years.

Investors should be fully aware of the long term nature of their investment in the Company. The sale of the Shares, and the components thereof, will not be registered under the Act and there will be insufficient information made public, pursuant to Rule 144 of the Act. The transfer of the Shares, or any component thereof, may also be restricted by various state securities laws. There is not currently nor is there any assurance that there will be any market for the resale of the Company's Shares.

In view of the foregoing, each Investor should be satisfied that they have adequate means of providing for their current needs as well as possible future contingencies, and that they have no need for liquidity in this investment.

(a11) Risk of No Closing

Persons subscribing for Shares are required to pay for each Share at the time of subscription. There can be no assurance that the Shares will be sold and the Closing will occur. Subscribers will not receive any benefits during the period their funds are deposited pending the closing, although their subscriptions will be promptly refunded with interest, if any. If closing does not occur, subscribers might lose alternative investment opportunities from the time of subscription.

(a12) Best Efforts Offering

There can be no assurance that this Offering will be completely sold out. If less than the maximum proceeds are available to the Company, the Company's development and prospects could be adversely affected. There is no minimum number of Shares to be sold in this Offering. Therefore, the proceeds received from this Offering, even though insufficient, may be immediately used by the Company according to its business needs.

(a13) Limited Assets of the Company

As of the date of this Offering Circular, the Company has cash of $1,688. and will require significant capital to execute its business plan. The success of the Company will depend upon the success of this Offering. Even if this Offering is successful, there is still no assurance that the proceeds of this Offering will be sufficient to facilitate the ultimate needs of the Company, because the Company does not know the exact specific financial requirements of the projects, products or ventures in which it may eventually participate, and therefore does not know what its exact capital needs will be. In addition, the Company may incur substantial costs in connection with further research and development and/or negotiations for business opportunities, which may deplete the assets of the Company.

(a14) Unaudited Financial Statements

The financial statements annexed hereto for the past and current financial history of the Company are unaudited. Investors must rely on the representations of the Company's management for the accuracy of unaudited financial statements. Both current and potential investors must be made aware that the financial statements annexed hereto have been modified so management can best disclose pertinent information as honestly and forthright as possible.
(See "Financial Statement-Unaudited" and "Financial Statement-Unaudited Footnotes")

(B) Dilution

The Offering price is substantially higher than the book value per share. Before the offering, the book value per share was zero. Investors purchasing the Shares in this offering will therefore incur immediate substantial dilution. (See "Dilution") If less than the maximum offering amount is obtained, the per share dilution to new investors will be grater than the amounts set forth above in the Dilution section of this Memorandum.

(b1) Dilution Table

On December 31, 2001, the Company had a net book value of less than one cent per share, based on 1,300,000 shares outstanding. The net tangible book value per share is equal to the Company's total tangible assets, less its total liabilities and divided by its total number of shares of common stock outstanding. After giving effect to the sale of the Units at the offering price of $10.00 per share and after the application of the estimated net offering proceeds, the net tangible book value of the Company as of December 31, 2001 would have been $4,990,000 or $2.77 per share. This represents an immediate increase in the net tangible book value of $2.23 per share attributed to new investors purchasing Units in this offering. The following table illustrates the per share dilution in net tangible book value per share to new investors:

Offering price per share (1)	$10.00
Net tangible book value before offering	$ 0.00
Pro forma net tangible book value after offering (2)	$ 2.77
Dilution per share to new investors (3)	$ 2.23
Percent Dilution	55.4%

(1) Offering price per share before deduction of offering expense of $10,000.
(2) Calculation takes into consideration sales commissions totaling $0 and offering expenses totaling $10,000.
(3) If less than the maximum offering amount is obtained, the per share dilution to new investors will be greater than the amounts set forth above.

Item 4. Plan of Distribution

The Company is not currently using an underwriter for the purpose of selling these securities. The Company is not currently using brokers or dealers in the distribution of these securities. If we use brokers or dealers 10% of the gross would be paid as commission.

The Company plans to offer it's securities to qualified investors, defined by State by State laws as Accredited Investors or Sophisticated Investors (See Subscription Document); from the Company's web site at **www.nipitinthebud.org** interested parties who have Mac, Microsoft, or any other PC can obtain a full copy by downloading, directly contacting the Company in writing, phone, fax, or by e-mail from the site for the Preliminary Circular Offering and the Final Circular Offering. The Company also plans to offer its shares of Common Stock at SEC recognized web sites that are commonly available. Price will be the identified person who upon completion of the sale promptly record and issue the security certificates to each subscriber vial the mail.

If subscriptions for the Shares offered hereby are not received within 365 days from the date hereof the offering will be terminated.

Item 5. Use of Proceeds to Issuer

The net proceeds from the sale of stock are hereby estimated at $4,490,000 if all the shares are sold. The Company intends to use these proceeds for the procurement of lease(s) pertaining to a building site that can house the Company's Offices and laboratory equipment used in batching and filling. Federal and State required contained warehouse build-out for finished product ready for shipping. Packaging ie: labels, added labeling tags with strings that explain to the consumer why the products are Kosher, bottles, dispenser caps, atomizer pump sprayers, shrink rap safety seals, glue top safety seals, and all Federal USEPA and DOT required shipping materials. Formulation ingredients used in the manufacturing process. Marketing described as the purchase of radio air time and cable advertisement, web site maintenance, credit card capability and distributing it's consumer product lines, development of future use patterns and packaging for general consumer and industrial use customers. Labor costs, health insurance for employees, loss and damage insurance including fire, any and all applicable payroll taxes, utilities, required office equipment both leased and purchased.
The working capital is to be used as follows: .

	Maximum		0 Minimum
Gross Proceeds	$ 5,000,000	100%	
Less: Offering fees	10,000	0.02%	
Net Proceeds:	4,990,000	99.98%	
Interest Income (Est. MM) (2)	9,000		
Total Inflows:	4,999,000		
Disbursements:			
Cost of Goods Sold (3)	3,000,000		
S. G. & A. Expenses (4)	1,497,000		
Total Disbursements	4,497,000		
		100%	
Ending Cash (1):	502,000		

(1) Any residual cash will be used for continuing operations, product production and distribution.

(2) Estimated Money Market earnings is based on current rates, management has no way of predicting future rates of interest.

(3) Not applicable. The Cost of Goods Sold, the Company's management has set forth what they believe is a reasonable budget to start manufacturing and distribution of the products.

(4) The S.G. & A. costs, the Company's management has set forth what they believe is a reasonable budget.

(5) No other funds are being used by the Company.

(6) Not applicable. The Company does not intend to acquire assets, other than in the ordinary course of business.

(7) Any change in the use of proceeds would be contingent upon the prices factors on related product(s), supplies or services that are not controlled by the Company.

Item 6. Description of Business

The following information pertains to the following disclosures: (a), (1), (Notes: i through v), (2), (3), (Notes: i-ii), and (b) of Item 6.

The Company, under the DBA of Nip It in the Bud®™, Inc., was first established on January 1, 1983, by Cultural Anthropologist Jacqueline S. Price, for the purpose of research and development of environmentally responsible and friendly insecticide and natural insect repellent ingredients. Price subsequently acquired Trademarks, Copyrights, USA Patents, and (4) four required United States Federal Environmental Protection Agency Registrations that are all toxicity category IV. Two products in the current product line are cited by the USEPA as "Unconditional" toxicity category IV registrations. The terms toxicity category IV and "Unconditional" used by the USEPA are generally one and the same. However, the USEPA reserves the right to place certain precautionary language on the product's labeling because the agency will not review or accept any animal safety data performed on pregnant, nursing, or new born animals. Therefore, on the Company's two domestic animal products the Amended Registrations require the precautionary statement of: Can be used on pregnant, nursing, puppies and kittens less than six weeks old Consult your Veterinarian Prior to use. These accomplishments by Price clearly demonstrate that under her leadership, the Company's concept to be '100% environmentally responsible and friendly in all realms of business' has been and is being fulfilled.

The Company is able to hold state by state EPA Registrations on all four (4)of it's products including all U.S. Territories and Commonwealths. The Company holds Department of Transportation, (DOT) and Federal USEPA clearance to ship their products world wide via air, ground or sea without the usually required Hazardous Material Safety crew present during shipping and handling of the products.

Based on past and the current market trends, the Company, (Price), in 1995, while waiting for final Federal USEPA Registration had a national regional survey (See Exhibit # 15 " Nation Survey" 1 & 2) conducted in targeted U.S. domestic markets which consisted of 1200 randomly selected consumers. Price, in the last quarter of 2001, had the study rerun due to time lapse in data, keeping the questions the same, this time, only targeting 100 randomly selected consumers. The sole purpose of these surveys is to ascertain what the average consumer wanted and expected of products like those the Company intends to bring to the market place. Both totally random consumer responses produced evidence of pent-up consumer demand for such like type products. Concurrently with this Offering, Price expects to be able to start selling and distributing in targeted 'bellwether' regions of the U.S. domestic market. 'Bellwether' is a commonly used used term in the insecticide and insect repellent industry that defines a particular geographical region that is not considered 'seasonal' in purchasing and use patterns.

Based on the required battery of Federal USEPA Toxicological including Carcinogen and Mutengenticity Studies, Efficacy Studies including Geographic Efficacy Studies, Animal Safety Studies, UV and Electrical Compatibility Studies, and Chemistry Studies there are (14) fourteen key advantages associated with the insecticide and natural insect repellent products developed by the Company:

1 . Targeted insects do not become immune to the active evaporative insecticide ingredient or active natural insect repellent ingredient.

2 . The evaporative insecticide kills on contact a wide variety of insects and arachnids including their eggs, larvae and pupa and hatchlings. The insecticide then evaporates within the targeted insect leaving no insecticidal residue in the insects or arachnids or environment as a whole.

3 . The natural insect repellent ingredient naturally repels a wide variety of insects and arachnids by temporarily disguising the scent and taste of objects to which it is applied, thereby, fooling the targeted insect and arachnids into finding another host.

4 . Unlike the commonly available toxic chemical based insect repellent products, the natural insect repellent used in the Company products do not repel by death nor does it have neuro toxicity capabilities and its residue has no insecticidal qualities.

5 . The Company's products meet toxicological criteria required to achieve Class IV USEPA Registration status with recognition as a non-eye irritant, non dermal irritant and non-inhalation irritant to humans and domestic animals. It has been very clearly demonstrated in various rigorous test studies designed by the Federal USEPA that the products have beneficial side effects that the consumer will readily notice.

6 . The Company's products are defined by Federal USEPA standards to be of "least possible risk to humans, animals, and the environment" thus the toxicity category IV labeling status.

7 . The Company's products have clearly demonstrated, in required rigorous toxicology studies, to be non carcinogenic and have no mutagenic factors.

8 . The Company's products can be used around food and water, all exposed and non exposed parts of the body, can be used on humans and animals of all ages, and can be used by and on pregnant and nursing females.

9 . Unlike the commonly available insecticide and insect repellent toxic chemical based products, the Company's products are exempt from food tolerance testing and food residue testing.

1 0 . The Company is environmentally active through its recyclable packaging, and seedling tree planting promotions.

1 1 . All (4) four of the Company's products have achieved international Kosher status. This represents a 30% gross market share based on consumers culture and health needs. Because each of the products active and inactive ingredients are not made from or contain animal byproduct(s) or animal fat(s), have the ability to kill on contact, leave no trace residue that can cause unreasonable damage to the air, soil, or water, and will not cause contamination in other animals through overlap exposure due to feeding behaviors is why the products are recognized to be Kosher.

1 2 . All (4) products are cleared with the DOT for shipping via land, sea, or air without the usually required Hazardous Material Safety crew.

1 3 . The Company is cleared with the State Department for sale and shipping of end use products world wide with the following exception: No US trade with Cuba until further notice.

1 4 . The Company is currently developing new use patterns and technology for applications in ornamental horticulture, agricultural environments, soil preparations, and for the preservation of raw and milled wood products.

All insecticides and insect repellent products, Toxicity Categories I through IV, must have the same precautionary label warning statement of: "Keep Out of the Reach of Children", and the warning must be of a specific print size and located on the lower front panel of the end use package label.

The Company expects to use all legal means in advertising to educate the public about it's products and about the competitions products in order to quell any overly intense competition by the major chemical companies. The particular methodology that the Company will apply, is based on the Truth in Advertising Act. The Company has clearance from the Federal USEPA to site the scientific facts found within all accepted studies and tests that by Congressional law pursuant to the guidelines of the FIFRA Act had to be generated by the Company and other Companies as well. All sited data can be obtained through the Federal USEPA by any person of the public under the Freedom of Information Act, The only data that may not be obtainable is data given 'Confidentiality Status'.

As a Nevada Corporation, the Company plans to have it's Corporate offices, warehouse and laboratory with batch and fill capabilities, and main distribution point located in the State of Nevada. The Company expects to manufacture and directly distribute it's products over the Inter net at the Company's secure web site www. **nipitinthebud.org** in selected 'bellwether states. Potential consumers will be drawn to the web site through radio advertisement during Am and PM peek traffic hours on Am and FM radio bands. Consumers will also be able to read and download the whole or any part of the Company's web site. The consumer will be able to see the actual products offered, read each product's front and back labels, hear the radio spots, read investor information, order products, and directly obtain access to the Company by phone, fax, e-mail, and through the US Postal Service.

Over time, management expects that pressure generated by consumers will cause retailers with large, medium, and small outlets to buy and offer the Company's products. The Company acknowledges that small 'Mom and Pop' retail outlets will probably be the first to offer these products to their customers. The Company does not desire to compete with any retail outlet regardless of size, therefore, the Company will first offer it's consumer and industrial packaged products over the inter net and the web site will also have a separate page that is geared for retailers. The Company will offer it's product at wholesale prices to these retail outlets. Retailers will be required to offer identification that clearly demonstrates that they are indeed a retail outlet. All customers are expected to pay shipping and handling charges. The Company expects to be able to ship purchased product(s) within 24 hours of the order, providing the credit card purchase has been cleared by the bank.

The new Company, Nip It in the Bud®™,Inc. ("the Company") was incorporated in Nevada on November 5, 1999, for the purpose of legally manufacturing an distributing it's consumer products to the general public and to research and develop new use patterns for specific end use formulations.

The Company will still engage in business as manufacturer, distributor, and marketer of it's consumer product line for topical use by Humans, tropical use on Animals; both food producing and domestic pets, and for use in all indoor environments. Under the auspicious of Price, based on her end use formulations, Price will also be responsible for the continued research and development of new use patterns, Patents, Copyrights and Trademarks, required Federal and State USEPA registrations. Price is expected to license to the Company for 1% of the gross profits generated from the products sales per product(s) the following materials: new formulations, Federal USEPA required generated scientific data that carry a 18 year exclusive use policy as dictated by the Federal EPA, and US Patent and Trademark Office. The 1% license fee per product, generated from gross product sales is to paid annually to Price, over and above the forecasted annual salary.

The Company will have full control over the legal defense of such proprietary information and scientific data along with financial profits and losses accrued if any, from the sales derived from consumer and industrial products.

In 1983 and 1984, Price was granted the Trademarks and Copyrights to her Company name and products more Trademarks and Copyrights were obtained in 1985, 1986, 1996 and 1997 for the current product line. Price's original Patent was granted on May 6, 1986, USA Patent No. 4587123. Price, as the Company's sole owner, while still a DBA, made the decision to drop the existing USA Patent and apply for another USA Patent(s) for the following five (5) reasons.

• First, the first lower phase of required animal testing produced a death, as so disclosed within the original USA Patent. The Company's owner Price, immediately responded by developing new formulations that greatly improved the product' safety and efficacy. This was proven by required rigorous Federal USEPA testing, including new testing that the Federal USEPA specifically designed and then demanded that the Company go through. Consequently, because of the new end use formulations, the products achieved the 'Unconditional;' Toxicity Category IV labeling status they now hold.

• Second, no one can pick up the original USA Patent and produce the products without the required registrations with the United States Federal EPA. Additionally, permission for "use" must be granted by Price before anyone can even attempt to apply for such registration.

• Third, without the subsequent changes in the formulations the original USA Patented product line would only be granted Toxicity Category III by the Federal USEPA.

• Fourth, even if any competitor decided to reformulate the current formulations by replacing ingredients, removing, adding or changing the percentage amounts within the end use formulations, efficacy and safety would be lost, the "Unconditional" Toxicity Category IV labeling sates would be lost, and of course, the new applicant would not be able to site any existing required testing or studies.

• Fifth, under the United States Treaties Act of GAT and NAFTA, Price will have to satisfy two main criteria in order to achieve a new USA Patent(s). The Company feels very confident that the new formulations, and the granting of new entomology and use patterns, by the Federal USEPA will more than satisfy these two main criteria; 1) a 54% change and, 2) the change must be "unobvious".

Price's concept for the Company is 'to be 100% environmentally responsible and friendly in all realms of business'. All four (4) products have 100% recyclable containers and substances, and to encourage public awareness and further responsible environmental participation through recycling, the Company states on it's labels that: "Proof of recycling good for seedling tree for planting". It is believed by management there is strong pent up demand for the products that the Company will offer.

The Company plans to continue Price's 18 year relationship with suppliers that started from early development of the end use formulations to what is now the new Company's product lines. Each company that will supply Nip It in the Bud®™,Inc. has already satisfied required Federal USEPA compatibility testing and recyclability of their products with Price's end use formulations and has capability to satisfy the required Federal USEPA scientific studies per manufactured batch of end use products. The Company is expected to operate it's own laboratory that will have the required office space, warehousing capabilities for finished end use product ready for direct shipping and have the capability to expand as the business grows.

The Company expects to require approximately 89.94% of the $5,000,000 offering in start-up capital in order to obtain and completely outfit the Laboratory and Warehouse/Offices for the initial operation and for the first manufacturing run of all four (4) products combined with the estimated amounts for purchasing/lease options of certain equipment, normal business set-up and licensing, paper products and the office phone/computer systems; professional, legal and accounting expenses, sales literature, printing, advertising costs, required labor for the actual manufacturing process of the first run with 10.04% or $502,000 of the initial working capital in reserve.

The estimated total combined annual market for human, animal and environmental insecticidal and insect repellent product is approximately $9.5 billion and growing. Over the next five years the market for these products is expected to continue to grow as more people participate in outdoor activities, the population of indoor pets increases, currently, consumers are able to purchase safer and just as efficacious product(s) for use within their homes, and on themselves and on their children without the common fears of health risks associated with toxicity category 1-3 type products.

Price is expected to maintain original Trademarks and Copyrights to the name of the Company and it's products as issued when the Company was under the DBA Nip It in the Bud®™. The Company is expected to be granted new US Patent rights per old and new use formulations some time in the very near future. Certain details must remain confidential at this time because of the very real possibilities of industrial sabotage. New labels will reflect these changes as they occur as per Federal USEPA Regulations. (See "Regulations")

For purposes of due diligence investors ought to feel free to contact the Federal USEPA at (703) 661-6277 in Alexandria Va. or the Company's Product Manager Mr. Richard King of the Biopesticides and Pollution Prevention Division at (703) 308-8052. The products under the Nip It in the Bud®™ company DBA name and currently under the Corporation name is as follows:

• **Natural Insect Repellent™** USEPA Reg. No 58369-1
topical use on humans and in all indoor environments.
(see web site Natural Insect Repellent™ for labels and Federal USEPA Reg.)

• **Fuzzie Buddie®™ Spray for Pets** USEPA Reg. No. 58369-2
• **Fuzzie Buddie®™ Shampoo for Pets** USEPA Reg. No. 58369-3
Both products are for topical applications on domestic pets, zoo animals and food producing animals. For use on food producing animals, the USEPA has waved the current 2% random residue testing. (see web site Fuzzie Buddie®™ for both products and Federal USEPA Reg.)

• **R.I.P.®™ Ant & Roach Insecticide with Repellent** USEPA Reg. No. 58369-4
for all indoor environments. Including environments where food producing animals are kept, and food commodities are grown. In this category the USEPA has also waved the current 2% random residue testing. (see web site R.I.P.®™ for labels and Federal USEPA Reg.)

*New label changes as required by the Federal USEPA are expected to go into effect on January 1, 2001 or sooner if possible. Refer to letters dated February 14, 2000 and received May 24, 2000.

1. Company name Change to include the symbol Inc.

2. The colloquial names for insects maybe required to be on the labels per example:
Adult "Mange" Mites, including embedded eggs & larvae, Adult "Dust" Mites, including eggs & larvae, Adult "Fire" Ants, "Carpenter" Ants, and "Leaf" Ants including eggs & larvae, Adult Cockroaches including eggs and reapply spray to mature hatchlings as they scatter, and Adult Black Widow Spider including eggs and reapply spray to mature hatchlings as they scatter.

3. Because the Company's products have been able to achieve "Kosher" status, this too must be found on the labels. In addition to the required labeling set forth by the Federal USEPA, the agency is expected to grant the Company permission for a string type card attachment that explains just what "Kosher" means to the average consumer.

At the date of this Offering, the Company is still in discussion with the USEPA about some of the redundant label changes, however, in the best interest of Company, Price expects to fully comply with the agency requests.

Note (1)(i) The Company's principal Corporate offices are located at 3230 E. Flamingo Road, Suite 345, Las Vegas, NV 89121-4320, and secondary offices located at 4850 Whitsett Ave. Suite #10, Valley Village, California 91607, Telephone/fax Number is: 818-762-2600.

Note (1)(ii) Not applicable.

Note (1)(iii) Not applicable.

Note (1)(iv) Two full time employees both of whom have agreed to work for no compensation at this time, however, they do expect remuneration from Company profits.

Note (1)(v) The Company is expected to operate its own private laboratory which by law will be under the regulations of Federal USEPA, Federal USFDA as well as State EPA and State FDA regulations which pertain to release of raw or end use material into the environment. All of the Company's packaging is fully recyclable including all end use chemistry used in manufacturing are also individually and jointly registered as Category IV Toxicity with the Federal USEPA, under FIFRA Guidelines. Therefore, the Company and its facility can not be held accountable for required Federal USEPA Toxic Clean Up Fund contributions.

The Company's Operation Plan for it's first twelve months of operation is as follows:

During its first three months of operation the Company will be engaged in lead time for the procurement of the required lease(s) Office/Warehouse/Laboratory, including completion of required build outs for the manufacturing of its four (4) products. In connection with this plan, the Company will also obtain the required State by State EPA Registrations while purchasing the scheduled advertising air time. In the third month of this plan, management expect to be able to start generating its firs run of end use product(s).

By the end of the next three to six months the Company believes it may possibly begin to see repeat sales and some new growth and territory expansion due to consumer acceptance and new consumer awareness. If and when this happens the Company may possibly need substantial to minimal revenue(s) for product production. Without a current history of sales this is practically impossible to predict. However, it is possible that the required funds can be supplied from earnings from actual sales of product, combined with a nominal line of credit, and the possible use of a factor. Like wise, if the required demand for funds becomes far greater than the Company can expect to raise, this could possibly cause a shortage of product and can possibly have a negative affect the Company.

Depending on when the Company has the funds to start its production, the following three to four months in a non seasonal 'bellwether' region may have at least three possible effects for the Company. The first possible affect can be increases in market share depending on the product(s) growth in repeat acceptance and new consumer awareness. The second possibility may be little to no increases in market share which may possibly be attributed to stabilization due to weather conditions or to market saturation. The third possibility may be the natural expansion into a new 'bellwether' region also of the non seasonal kind due to advertisement syndication of popular radio show(s). This may bring an increase of individuals driven to the Company's web site resulting in new consumer awareness and unpredictable amount of growth due to new first time purchases. Concurrently, the Company may also experience an unpredictable amount of small to large amounts of repeat sales due to further consumer acceptance.

In the event that any of the above forecasted scenarios actually takes place, the Company would have to conceivably raise the necessary funds through new stock sales, debt to equity financing, the amount of cash actually on hand from repeat and new sales, possible increase in the Company's line of credit, and the possibility of assistance from more than one factor.

Without the Company having a sales history, it is practically impossible to predict, therefore, there can be no assurances that the Company can meet any of the above forecasted predictions of possibilities pursuant to its needs to continue operations.

Management believes that even though the general market size for these products is large and considered to be 'seasonal', due to strong pent up consumer demand, especially in 'bellwether' states and the products quality, it is highly conceivable that the Company may have to raise newly required funds by conducting an Initial Public Offering so continuous and sustainable growth can be successful. However, at no time can the Company guarantee when or if in fact, it will be able to conduct an Initial Public Offering.

Note (3)(ii) Not applicable. The Company does not have need to conduct engineering, management or similar reports which have been prepared provided for external use by the issuer or by a principal underwriter in connection with the proposed offering.

Note (3)(b) Segment Data, is not applicable at this time.

Item 7. Description of Property

The Company with Price owns limited property described as Intellectual property such as, active four (4) Federal USEPA Registrations with toxicity category IV ratings "lease possible risk to humans, animals and the environment", Registered Trademarks, Copyrights, toxicology, efficacy, animal safety data and studies, chemistry, UV compatibility and electrical studies and one expired US Patent.

Proceeds from this offering allows the Company to lease warehouse space large enough for the following activities: executive, administrative, PR and advertising division, distribution operations, laboratory facilities for batching and filling, new use pattern product development, and seedling nursery.

Item 8. *Directors, Executive Officers and Significant Employees*

The name, addresses and share holdings of the Officers and Directors of the Company are as follows:

Name and address	Age	Office	Number of Shares Owned
J. Price Dominguez, CEO	49	Chairman,	900,000
4850 Whitsett #10		President &	% to be Owned
Valley Village, Ca. 91607		Director	18%

J. Price Dominguez, under the name of Jacqueline S. Price, founded and started the Company on January 1, 1983, and has since, is solely responsible for the generating of all the required scientific studies, tests, and data, acquiring copyrights, trademarks and patients, and Federal United States Environmental Protection Agency Registrations. On October 24, 1998, Price married Frank Dominguez, currently she is commonly called Price Dominguez. Due to Price's varied background in the Fine Arts and Cultural Anthropology, Price is also responsible for the development of the Companies product distribution, advertising, including, when necessary obtaining any required permission to disclose certain facts to the consumer from the Federal USEPA, and the Company's Environmental programs for recycling and tree planting. Price is expected to remain with the Company in the same capacity now held. As the Company's CEO, President, Treasurer, and Director, Price will come up for reelection at the annual meeting of the Board of Directors scheduled for the 10th of November. Prior to the development of the Company, Price enjoyed a career in the Motion Picture Industry as a Set Decorator; Price still maintains an inactive Union Card from Local #44, of the I.A.T.S.E and is currently active in the Academy of Television Arts and Sciences. Price's educational background displays a dual degrees in the Fine Arts and Cultural Anthropology. Price was first published in The National Reference Institute of WHO's Who of American Women Executives; 1989-90 edition and The Marquis WHO's Who of American Women;1991-1992, she can be found in subsequent editions.

Number of Name and Address	Age	Office	Shares Owned
Frank Dominguez	52	V.President,	100,000
4850 Whitsett # 10		Secretary &	% to be Owned
Valley Village, Ca 91607		Director	2%

Frank Dominguez joined the Company in October of 1997, so that he could start the development and implementation of the Trees for Recycling Program that Price first put on the drawing board. The next project Dominguez implemented was the development of plant tolerance studies and soil tolerance studies for ornamental horticulture. After the completion of the first phase of studies, Dominguez married Price October 24, 1998. Dominguez will be responsible for the lab's over all daily and future operations. Dominguez, also brings to the Company 34 years of knowledge of plant material, regulation knowledge, outstanding design and construction capabilities. As the Company's Vice President, Secretary and Director, Dominguez will come up for reelection at the annual meeting of the Board of

Directors scheduled to be held on the 10th of November. Prior to Dominguez joining the Company, he has enjoyed a 34 year career in the fields of horticulture and holds licenses in construction and water auditing. Dominguez is also expected to bring new use patterns forward for the Company to develop for their future product line of horticulture aids as well as assume responsibility for the Company's plans for raw material and land development.

Name and address	Age	Office	Number of Shares Owned
Grace E. Grundman	66	Director	37,500
3230 E. Flamingo Rd. #345			% to be Owned
Las Vegas, NV 89121-4320			.0075%

Grace Grundman, a director of the Company and the Company's Nevada registered agent, joined the Company in October of 1999. She has experience in computer accounting and computer accounting setups, office management, employee relations and training. She was licensed through the California Structural Pest Control Board, one of the first women so licensed and oversaw the daily office and field operations, and was as well, the CFO of Beach City Termite Control, Inc. from 1970 through it's sale in 1988. She then opened her own business, The Office Organizer, and helped small businesses transfer from manual to computer accounting. Although she still maintains some clients, checking monthly and yearly closings and training new staff as necessary, she retired in 1997. Grace joined the Company as a pro bono advisor because of her strong belief and understanding of the Company's products and environmental commitments. Grace's management, financial and pest control experience adds considerable depth to the management team. Grace is the acting Resident Agent for the Company and she is a Director, she will also be up for reelection at the annual meeting of the Board of Directors scheduled to be held on the 10th of November.

Name and address	Age	Office	Number of Shares Owned
Sol Schaller	77	Director	1,000
9521 Bianca Ave.		Financial Advisor	% to be Owned
Northridge, Ca 91523			.025%

Sol Schaller, has been a public accountant for the past 45 years and continues to practice. Schaller has been associated with Nip It in the Bud®™ since 1983 when it was a DBA sole proprietorship and is currently involved with the Company. He is the Dominguez's personal accountant. In 1957-1960, Schaller owned several Beauty shops, then sold them and in 1960-1990 owned a several Beauty Schools, which were subsequently sold. Schaller brings to the Company a very unique diversified business background. Over the past 44 years, his list of client's businesses include Manufacturers, Wholesalers, Retailers, Service Companies, and Exporting and/or Importing Companies. His diversified business background, brings to the Company, full practical understanding, knowledge, and experience in operating successful businesses and satisfying required regulations. As a Director of the Company, Schaller will also be up for reelection at the annual meeting of the Board of Directors scheduled to be held on the 10th of November.

Significant Officers, Employees, and Salaries

The salaries of the officers and significant employees who are also full time employees, will be paid from a portion of the proceeds of the offering. Management of the Company believes that the sale of the Shares will generate sufficient net proceeds to attract the best possible candidates for the Company's management and labor team. Payment of officers' and significant employees salaries will reduce the
availability of funds from this offering for other Company purposes.
The following table is anticipated Officer's and significant employees salaries:

- J. Price Dominguez will receive an annual salary of $200,000 with stock options and other perks to be negotiated by contract, as CEO, President of the Company, Treasure and Director will devote her full time efforts to the business of the Company.

- Frank Dominguez will receive an annual salary of $175,000 with stock options and other perks to be negotiated by contract, as Vice President, Secretary, and Director will devote his full time efforts to the business of the Company.

The Company has contracted on an as needed bases, with very talented individuals for it's in house advertisement campaigns, and public relations. The Company is expected to add the following upper management positions; Chief Chemist, Assistant Chemist, Laboratory and Facility manager, Warehouse and Distribution manager after the completion of this offering.

As a team under the leadership of Price, these same individuals as experts in their respective fields will be expected to bring forth new product use patterns, packaging, manufacturing, interact and comply with all required Federal USEPA and USFDA regulations. The Company also expects this team of individuals to be acting in the capacity of "executive officers" who will contribute to the policy making decisions of the Company in respect to human resources, sales, distribution, recycling, advertising, and public relations.

- The Company anticipates that significant employees whom are expected to become Company Officers or Directors, will be paid $90,000 to $120,000 per annum with a signing bonus of 1,000 shares of Common Stock and a stock option of 8% or 80 shares exercisable at the original issue price within the first year of employment. Their employment package will also come with full health benefits, yearly bonuses and a 401K retirement plan. (To be approved by negotiated contract).

Employees and Salaries

The Company expects to hire approximately 7-12 support personnel during the first twelve months of operations. These employees are expected to be paid annual salaries between $25,000 and $65,000. The employment package for this group of employees will also include full health benefits and 401K retirement plan. Yearly raises will reflect the cost of living increases and based on yearly reviews of the individual employee merits in the work place.

Item 9. Remuneration of Directors and Officers

Name of individual or identity or group	Capacities in remuneration was received	0 Aggregate remuneration
CEO, President, Treasure, Director		No remuneration has been received
Vice President, Secretary, Director		No remuneration has been received
Director		No remuneration has been received

The Company plans to remunerate Mr. Dominguez and Price Dominguez for their personal out of pocket financial support occurred when the Company was still a DBA undergoing the required research and development, current research and development, regulatory field testing and required annually regulatory expenditures so that the Company may still continue to operate in some fashion. Both Dominguez and Price have agreed to remuneration in increments of one third, one third, and one third with the remaining 1% payable if necessary in negotiated terms.

Item 10. Security Ownership of Management and Certain Security Holders

(1) Title of Class	(2) Name and address of owner	(3) Amount owned before the offering	(4) Amount owned after the offering	(5) Percent of Class
Common Stock (Voting)	J.Price Dominguez 4850 Whitisett #10 Valley Village, Ca 91607	900,000 shares	900,000 shares	100 %
Common Stock (Non-Voting)	Frank Dominguez 4850 Whitisett #10 Valley Village, Ca 91607	100,000 shares	100,000 shares	2 %
Common Stock (Non-Voting)	Robert Schaap 16015 Jeanne Lane Encino, Ca. 91436	100,000	100,000	10 %
Common Stock (Non-Voting)	Asher Levin 16830 Ventura Blvd. #500 Encino, Ca. 91436	37,500	37,500	.0075 %
Common Stock (Non-Voting)	Bob & Grace E. Grundman 3230 E. Flamingo Rd. #345 Las Vegas, NV 89121	37,500	37,500	.0075 %
Common Stock (Non-Voting)	Ian Browne, PhD 40 Strawberry Lane SK9 6AH Wilmslow, Cheshire, U.K.	6,000	6,000	.0012 %
Common Stock (Non-Voting)	Rafael Hernandez 2217 Lenore Drive Glendale, Ca. 91206	1,000	1,000	.0025 %
Common Stock (Non-Voting)	Paul Crumrine 11820 Doral Ave Northridge, Ca. 91326	1,000	1,000	.0025 %
Common Stock (Non-Voting)	Larry Brown 440 N. Brockmount Glendale, Ca. 91202	1,000	1,000	.0025 %
Common Stock (Non Voting)	Russ Ebersole 1678 Bear Valley Parkway Escondido, Ca. 92027	150	150	.00003 %

Name of holder	Title and amount securities called for by options, warrants or rights		Exercise price	Date of Exercise
J. Price Dominguez	72,000	Voting	$10.00	Within one year
Frank Dominguez	8,000	Non Voting	10.00	" " "
Robert Schaap	8,000	" "	10.00	" " "
Asher Levin	3,000	" "	10.00	" " "
Bob & Grace Grundman	3,000	" "	10.00	" " "
Ian Browne	480	" "	10.00	" " "
Larry Brown	80	" "	10.00	" " "
Paul Crumrine	80	" "	10.00	" " "
Rafael Hernandez	80	" "	10.00	" " "
Russ Ebersole	12	" "	10.00	" " "

Individuals that are found on the above list have a personal agreement with J.Price Dominguez, CEO and President of the Company for remuneration to be paid in combination of Common Stock (shares) and in Cash from the Company's profits once the Company is selling it's products. Each individual has stated their accepted for the additional stock option to purchase up to 8% of their total shares at the original offering price of $10.00 per share. This option is good for one year from the date of issue of their original shares.

Note (e) Nip It in the Bud®™, Inc. has no parent company and does not expect to be acquire by any company.

Item 11. Interest of Management and Others in Certain Transactions

Note (1) Not applicable. No Officer or Director has had or has any transactions to which the issuer was a party, nor did they have any direct or indirect interest in any such transactions.

Note (2) Not applicable. No nominee for election as director has had or has any transactions to which the issuer was a party, nor did they have any direct or indirect interest in any such transactions.

Note (3) Not applicable. No principal security holder named in answer to Item 10 (a); has had or has any transactions to which the issuer was a party, nor did they have any direct or indirect interest in any such transactions.

Note (4) Not applicable. No promoter of the issuer has had or has any transactions to which the issuer was a party, nor did they have any direct or indirect interest in any such transactions.

Note (5) Not applicable. No relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of the issuer: has had or has any transactions to which the issuer was a party, nor did they have any direct or indirect interest in any such transactions.

Item 12. Securities Being Offered

(a) The Company is issuing non-voting common stock, with no dividends, no liquidation rights, no preemptive rights, no conversion rights, no redemption provisions, no sinking fund provisions, and no liabilities to further calls or to assessment by the issuer.

There are no known potential liabilities to be imposed on shareholders under state statues or foreign law.

(b) There are no debt securities being offered.

Item 13 Income Tax Projection

Once the Company has the funds necessary to start it's operations, Price is giving all of the earned tax credits while the Company was a DBA to the Corporation. Then once Price is on salary with the Company, she will be responsible for her own income taxes.

Without a current or reasonable time lapse of business history, it is not possible for management to project when this will occur. It is also not possible for management to fairly project what the taxes will be for either the Company or Price, if any is to be paid.

Note (3) Financial Statements of Businesses Acquired or to be Acquired.

Not applicable. The Company is not going to acquire any other business, or be acquired by another business. Management has no such plans for the near or distant future.

Notes (a) (i) (ii) (b) (c) (i) (ii) (iii) (iv) (d) and (e) Not applicable

Note (4) Pro Forma Financial Information.

Note (a) (i) (ii) (b) (c) (i) (ii) Not applicable

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Las Vegas, State of Nevada, on 09 / 25 / 2000

(Issuer) Nip It in the Bud®™, Inc.

By (Signature and Title) ______

By: Jacqueline S. Price Dominguez, CEO & President (Date) September 26, 2000

(Amendment #1 Date) ______
(Amendment #2 Date) ______
(Amnedment #3 Date) ______

By (Signature and Title) ______

By: Frank Dominguez, V.P., Secretary, Board of Directors (Date) September 26, 2000

(Amendment #1 Date) ______
(Amendment #2 Date) ______
(Amendment #3 Date) ______

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By (Signature and Title) ______

By: Jacqueline S. Price Dominguez, CEO & President

(Selling security holder) Has been granted permission to sell the Company's securities by the CEO (Date) 9/26/2000
(Amendment #1 Date) ______
(Amendment #2 Date) ______
(Amendment #3 Date) ______

(Signature) ______

By: Grace E. Grundman

(Title) Board Member, Director, Resident Agent for Nevada
(Selling security holder) Has been granted permission to sell the Company's securities by the CEO (Date) 9/26/2000
(Amendment #1 Date) ______
(Amendment #2 Date) ______
(Amendment #3 Date) ______

NIP IT IN THE BUD® ™,INC.
(A NEVADA CORPORATION)
(1) STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDING DECEMBER 31, 2000& 2001
(UNAUDITED)

	A	B	C	D	E	F	G
1						12/31/2000	12/31/01
2							
3	(2) BALANCE JANUARY 1, 2000 & 2001					0	0
4							
5	(3) Stock Issued as Satisfaction of fees:					0	0
6	(4) Net Income from Operations (UNAUDITED):					0	0
7							
8	(5) BALANCES DECEMBER 31, 2000 & 2001 (UNAUDITED)					0	0
9	(6) Redistribution of stock in adjustment of fees					0	0
10							
11	Stock Issued in conjunction with:						
12	(7) Issuance of debt (UNAUDITED)					0	0
13	(8) Issuance of gift (UNAUDITIED)					0	0
14							
15	(9) NET INCOME (UNAUDITED)					0	0
16							
17							
18							
19	(10) Balance December 31, 2000					0	
20							
21	(11) Balance January 1, 2001						0
22							
23	(12) Net Income (UNAUDITED)					0	0
24							
25	(13) BALANCE FOR INTERIM PERIOD SEPTEMBER 30, 2000 & 2001					0	0
26							
27	(14) Balance January 1, 2000 & 2001						
28							
29	Stock issued in conjunction with:						
30	(15)Issuance of debt (UNAUDITED)					0	0
31	(16)Issuance of gift (UNAUDITED)					0	0
32	(17) Conversion feature of convertible debt (UNAUDITED)					0	0
33							
34	(18) NET INCOME ENDING DECEMBER 31, 2000 (UNAUDITED)					0	
35	(19) Net Income Ending December 31, 2001 (UNAUDITED)						0
36							
37							
38							
39							
40	See footnotes to Financial Statement/ Stockholders Equity (UNAUDITED)						
41							
42							
43				FS -1-			
44							
45							

NIP IT IN THE BUD ®™, INC.
(A NEVADA CORPORATION)
Footnotes to Financial Statements
Stockholders Equity Period s Ending December 31, 2000 & 2001
(UNAUDITED)

Stockholders Equity Financial Statement includes all adjustments which in the opinion of management are necessary in order to make the Financial Statements not misleading.

1. We are prepared to sell shares, and issue stock, however, at the present time we have not sold or issued any stock.

2. Balance for January 1, 2000 & 2001: In the year 2000,the Company did not do business as a Corporation, nor did it have a Corporate bank account. The Company started it's Corporate bank account in 2001, and did not do any business.
See: Item 3 Summary Information, Risk Factors and Dilution, section (a1) No History of Operations, page 1.

3. Net Income from Operations: No stock has been issued. The Corporation was not actively conducting business in regards to manufacturing, sales and or distribution of it's products. In the year 2000, the Company was receiving funds directly from Frank and J. Price Dominguez on an as needed bases from the original DBA account. In the year 2001, the Company was receiving funds directly from Frank and J. Price Dominguez on an as needed bases from income from unrelated work and their personal savings account.
See: Item 3 Summary Information, Risk Factors and Dilution, section (a1) No History of Operations, page 1.

4.Balances for December 31, 2000 & 2001: The Corporation was not actively conducting business in regards to manufacturing, sales and or distribution of it's products, no royalties from cited data was earned and no Stocks were issued.
See: Item 3 Summary Information, Risk Factors and Dilution, section (a1) No History of Operations, page 1.

5. Redistribution of Stock in adjustment of fees: No stock has been issued.

6. No Stock was issued.

7. No Stock was issued.

8. Net Income: The Corporation was not actively conducting business in regards to manufacturing, sales and or distribution of it's products.
See: Item 3 Summary Information, Risk Factors and Dilution, section (a1) No History of Operations, page 1.

9. Balances for December 31 2000 & 2001: The Corporation was not actively conducting business in regards to manufacturing, sales and or distribution of it's products.
See: Item 3 Summary Information, Risk Factors and Dilution, section (a1) No History of Operations, page 1.

10. Balance for January 1 2000: The Company did not do business as a Corporation, nor did it have a Corporate bank account.

11. Balance for January 1 2001: The Corporation was not actively conducting business in regards to manufacturing, sales and or distribution of it's products.
See: Item 3 Summary Information, Risk Factors and Dilution, section (a1) No History of Operations, page 1.

12. Net Income for 2000 & 2001 (UNAUDITED): The Company has not manufactured or sold any of its products. See: Item 3 Summary Information, Risk Factors and Dilution, section (a1) No History of

Operations.

13. Balance for Inter Periods September 2000 &2001; No stock was issued. The Corporation was not actively conducting business in regards to manufacturing, sales and or distribution of it's products.See: Item 3 Summary Information, Risk Factors and Dilution, section (a1) No History of Operations, page 1.

14. and 15.:Stock issued in conjunction with:
(14) issuance of debt (UNAUDITED), and
(15) issuance of gift (UNAUDITED). No Stock was issued.

16. Conversion Feature of Convertible Debt (UNAUDITED): No stock was issued.

17. Net Income Ending December 31, 2000 (UNAUDITED): The Corporation was not actively conducting business in regards to manufacturing, sales and or distribution of it's products.
See: Item 3 Summary Information, Risk Factors and Dilution, section (a1) No History of Operations, page 1.

18. Net Income Ending December 31, 2001 (UNAUDITED): The Corporation was not actively conducting business in regards to manufacturing, sales and or distribution of it's products.
See: Item 3 Summary Information, Risk Factors and Dilution, section (a1) No History of Operations, page 1.

Nip It in the Bud ®™ ,Inc.
(A NEVADA CORPORATION)
(1) Statemnet of Operations
For the Periods Ending December 31, 2000 & 2001
(UNAUDITED)

	A	B	C	D	E	F
1					12/31/2000	12/31/2001
2	(2) Revenues:					
3	(3) Product Sales				0	0
4	(4) Other Income				0	0
5						
6	Direct Costs:					
7	(5) Labor & Benefits				0	0
8	(6) Vehicle Operating Costs				3,200	1,728
9	(7) Depreciation				0	0
10	(8) Insurance				0	742
11	(9) Materials				0	0
12	(10) Other				0	0
13						
14	Gross Profit:				<-3,200>	<-2,470>
15	Sales & Administrative Expense:				0	0
16	(11) Sales				0	0
17	(12) Administrative Expense				0	0
18	(13) Other Expense				6,453	<-28,974>
19	(14) Cost of Delaying Primary Offering Circular				2,000	Unknown
20	(15) Interest Expense				0	0
21						
22	**(16) Net Income:**				<-18,106>	<31,444>
23						
24	(17) Pro Forma Information (UNAUDITED)					
25	(18) Historical Income (Loss) before taxes				<-18,106>	<-31,444>
26	(19) Pro Forma Income Tax expense (benefit)				N/A	N/A
27	(20) Basic				N/A	N/A
28	(21) Diluted				N/A	N/A
29	(22) Pro Forma Earnings (Loss) per share				<-.04>	<-.04>
30	(23) Basic				9.96	9.96
31	(24) Diluted				0	0
32	(25) Pro Forma Net Income				<-.04>	<-.04>
33	(26) Basic				9.96	9.96
34	(27) Diluted				0	0
35	(28) Pro Forma Earnings (Loss) per share				<-.04>	<-.04>
36	(29) Basic				9.96	9.96
37	(30) Diluted				0	0
38	(31) Historical Weighted average shares outstanding				N/A	N/A
39	(32) Basic				N/A	N/A
40	(33) Diluted				N/A	N/A
41						
42	See Footnotes to Fincial Statements/ Statement of Operations (UNAUDITED)					
43						
44			FS -2 -			
45						

Nip It in the Bud®™,Inc.
(A NEVADA CORPORATION)
Footnotes to Financial Statements
Statement of Operations Periods Ending December 31, 2000 & 2001
(UNAUDITED)

1. Statement of Operations Financial Statement includes all adjustments which in the opinion of management are necessary in order to make the Financial Statements not misleading.

2. Revenues: From the time period of January 1, 2000 through December 31, 2001, the Corporation did not have any revenues unless needed funds were directly deposited into the corporate account by Officers Frank and J. Price Dominguez as a personal loans. The bank account that the Corporation opened is to be used to pay for on going expenses. No stocks were issued in the year 2000 or in 2001.

The Corporation has been inactive since inception on 11/5/99 to present. However, there are on going expenses. See: Item 3 Summary of Information, Risk Factors & Dilution; (a1),(a5), pages 1 & 4,.

3. There have been no sales since inception of the Corporation.
See: Item 3 Summary of Information, Risk Factors & Dilution; a1-,a14, pages 1-7.

4.Other Income: From the time of the Corporations inception through to 12/31/2001 there was no other income derived from licensing fees or data compensation.

5. Labor & Benefits: No samples runs were of the of end use products to generate sales. During this time period the Corporation used all of the left over sample run to help stimulate investment into the newly formed Corporation. See: Item 6 Description of Business, page 9-12.

6. Vehicle Operating Costs were paid for by Frank and J. Price Dominguez as personal loans on an as needed bases by directly depositing the required funds into the Company's corporate account. These costs refer to any necessary ground transportation and maintenance.

7. The Corporation has been inactive since inception on 11/5/99 to present, the Corporation does not own any equipment, therefore there is No depreciation.

8. During the 2000 time period of the Corporation there was no insurance because we had no sales, no product stock, no equipment, no warehousing, ect. that would require insurance. In the time period for 2001, some insurance had to be paid in regard to transportation equipment that was rented.

9. There were no production run(s) of the end use product lines during this time period. Therefore there were no materials purchased or used for this purpose. See: above mentioned Footnote #5.

10. There were no 'Other' costs during this time period.

11. The Corporation has been inactive since inception on 11/5/99 to present. There were no sales.
See: Item 3 Summary of Information, Risk Factors & Dilution; a1, & a2, pages 1-2,.

12. During this time period there were no Administrative Expenses.

13. Other Expenses are described as advertising, legal and professional, general office supply expenses, phone/fax, AOL, partial Web site start-up costs, transportation expenses, and a few State EPA licenses. These expenses were paid on an as needed bases by Frank and J. Price-Dominguez.

14. For the year 2000 the cost of delaying the Preliminary Offering Circular during this time period may or may not carry the full value of a Regulation A, Model B 1-A Final Circular Offering plus any attached over head fees for generating the filing. For the year 2001, the cost in delaying the offering is unknown.

For the years 1/1/2000 through 12/31/2001, management believes that this is a reasonable estimate.
No stocks have been issued as of yet.
See: Item 9; Remuneration of Directors and Officers, pages 15 and 17.
See: Exhibit # 3

15. Interest Expense: There were no interest expenses attached to the Corporation during this time period. There are no interest barring loans attached to the Corporation from the time of inception on 11/5/99 to present. During this time period the newly formed Corporation did not have a checking or savings account; any required funding during this time period was directly deposited into the Company's DBA account and currently into the corporation checking account on an as needed bases in financial support of the Corporation by Officers Price-Dominguez and by Frank Dominguez without interest attached to the personal loan funding.

16. Net Income for this time period is negative because there is no revenues and continued on going expenses.

17. Pro Forma Information (UNAUDITED) For the time period of 2000, the following footnotes # 18- 33 are Not Applicable. For the time period 1/31/2001 to 12/31/2001 the following footnotes # 18-21 are Not Applicable.

Footnotes # 22: 500,000 Shares Authorized (Loss) of $20,046. The loss per share is $.04.

Footnotes # 23; 500,000 Shares Authorized. To date, No shares have been issued.

Footnotes # 24; Management believes it is a fair estimate that there is no dilution at this point in time.
To date, No Shares have been issued.

Footnote # 25: 500,000 Shares Authorized (Loss) of $20,046. The loss per share is $.04

Footnote # 26: 500,000 Shares Authorized. To date, No shares have been issued.

Footnote # 27: Management believes it is a fair estimate that there is no dilution at this point in time.
To date, No Shares have been issued.

Footnote # 28: 500,000 Shares Authorized (Loss) of $20,046. The loss per share is $.04

Footnote # 29: 500,000 Shares Authorized. To date, No shares have been issued.
Footnote # 30: Management believes it is a fair estimate that there is no dilution at this point in time.
To date, No Shares have been issued.

Footnotes # 31 through 33 are Not Applicable at this time.

NIP IT IN THE BUD®™ INC.
(A NEVADA CORPORATION)
FINANCIAL STATEMENT**(1)** BALANCE SHEET
FOR THE PERIOD ENDING DECEMBER 31, 2000& 2001
(UNAUDITED)

	A	B	C	D	E	F
1				ASSETS		
2					12/31/2000	12/31/2001
3	CURRENT ASSETS:					
4	(2) CASH IN BANK					
5	Checking Account				385	1,500
6	Savings Account				0	0
7	(3) Accounts Receivable				0	0
8	(4) Pre Paid Expenses				0	0
9	(5) Advances To Shareholders/Officers				0	0
10	TOTAL CURRENT ASSETS:				385	1,500
11						
12	Fixed Assets:					
13	(6) Property and Equipment				15,000	15,000
14	(7) Other Assets: Non Fixed				8,236,900	8,236,900
15	TOTAL FIXED ASSETS:				8,251,900	8,251,900
16	Total Assets				8,252,285	8,253,400
17						
18						
19	CURRENT LIABILITIES:					
20	(8) Notes Payable				N/A	N/A
21	(9) Current portion of long-term debt				N/A	N/A
22	(10) Current portion of capitol lease obligations				N/A	N/A
23	(11) Accounts Payable				N/A	N/A
24	(12) Accrued Expenses				N/A	N/A
25	(13) Stockholders' Loans				N/A	N/A
26	(14) Officers Loans				8,270,391	8,302,950
27	TOTAL CURRENT LIABILITIES:				8,270,391	8,302,950
28						
29						
30						
31	STOCKHOLDERS' EQUITY:					
32	(15) Common Stock @ No Par Value					
33	(16) Shares Authorized in 2000 & 2001				0	0
34	(17) Shares Issued in 2000 & 2001				0	0
35	(18) Shares Outstanding in 2000 & 2001 @ No Par Value				0	0
36	(19) Paid Dividends To Shareholders in 2000 & 2001				0	0
37	(20) Earned Surplus for 2000 & 2001				<-18,106>	<-49,550>
38	TOTAL LIABILITY & STOCKHOLDERS' EQUITY				8,252,285	8,253,400
39						
40						
41	See Footnotes to Financial Statement-UNAUDITED					
42						
43						
44						
45				FS -3-		
46						

Nip It in the Bud®™,Inc.
(A NEVADA CORPORATION)
Footnotes to Financial Statements
Balance Sheet Periods Ending December 31, 2000 & 2001
(UNAUDITED)

1. Balance Sheet Financial Statement includes all adjustments which in the opinion of management are necessary in order to make the Financial Statements not misleading.
Cash in Bank was deposited by Officers Frank and J. Price Dominguez on an as needed bases.
See: Item 3 Summary Information, Risk Factors and Dilution, Pages 1-5

2. From the time period of January 1, 2000 until December 31, 2000, the Corporation did not have a Corporate checking or savings account. The Corporate bank account was opened in 2001. The Corporation did opened an account to be used as the SEC required Escrow Account for qualified investors. Due to the delay of this Offering, the account was closed in mid 2000 and the remaining funds of $85.00 was directly deposited into the DBA account. Any funds the newly formed Corporation needed were directly deposited into the Corporate account established in 2001 by Officers Frank and J. Price Dominguez. The balance of the account at the end of the year 2000 was $385.00. The balance of the Corporate account in the year 2001 was $1500.00.

During this time period, the Corporation did not have a savings account. The savings account used over this time period was the personal savings account of Officers J.Price Dominguez and Frank Dominguez. The deposited funds were used solely for the required Federal USEPA registration maintenance fees. Funds remaining in the personal savings account were redeposited into the Company's Corporate checking account and used on an as needed bases for payment of continual expenses.

The Corporation has been inactive since inception on 11/5/99 to present. However, there are on going expenses. See: Item 3 Summary of Information, Risk Factors & Dilution, pages 1-5.

3. There have been no sales since inception of the Corporation.
See: Item 3 Summary of Information, Risk Factors & Dilution; a1-,a14, pages 1-5.

4. Not Applicable at this time.

5. There have been no advances to Shareholders/Officers.
See: Item #9 Remuneration of Directors and Officers, page 15 and 17.

6. The Incorporation still owns the same small amount of office equipment from the DBA, left over Bottles, Caps, Sprayers (3 different neck sizes) with hoods and locks, shrink wrap safety seals, and labels given by Officers J. Price Dominguez and Frank Dominguez, plus newly purchased small equipment upgrades described as portable electrical hand pumps, filing cabinets, program upgrades for the computer and web site which management expected to have in order upgrade its capacity in anticipation of staying prepared.

7. No new licensing or data compensation fees were collected during this time period.
Other Assets described as non fixed are the required Toxicity Data & Studies, Animal Safety Data & Studies, All Indoor Environmental Safety Study Data, Efficacy Data, Chemistry Data, UV Compatibility Data, Patents, Trademarks, Copyrights, an Federal and State USEPA registrations solely and exclusively owned by J. Price Dominguez and licensed to the Incorporation for its use.
(a) Price or the Incorporation's Attorney may negotiate compensation for any data citing, this compensation may vary depending upon the required cited data under the FIFRA Guidelines.
(b) The rights to the patents, trademarks, copyrights, may be negotiated for licensing fees.
(c) The Federal and State USEPA registrations may be sold or licensed to another Company.

8. Not Applicable during this time period.

9. Not Applicable during this time period.

10. Not Applicable during this time period.

11. Not Applicable during this time period.

12. Not Applicable during this time period.

13. Not Applicable during this time period.

14. Officers Loans: These are funds put into the Corporation by Officers J.Price Dominguez and Frank Dominguez on an as needed bases. No remunerations have been made.
See: Item #9 Remuneration of Directors and Officers, page 15 and 17.

15. No stock has been issued at this time.

16. See: Item #2, page 1 and
See: Item 10 Security Ownership of Management and certain Security Holders, pages 16-17.
See: Exhibit # 3

17. No Shares have been issued at this time.

18. There are no shares outstanding at this time. See: Item #2, page 1 and
See: Item 10 Security Ownership of Management and certain Security Holders, pages 16-17.

19. See: Item 12 Securities Being Offered; (a), page 22.

20. Earned Surplus for 2000 & 2001.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Las Vegas, State of Nevada, on 09 / 25 20 00.

(Issuer) Nip It in the Bud®™, Inc.

By (Signature and Title) Jacqueline S. Price Dominguez CEO & President
By: Jacqueline S. Price Dominguez, CEO & President
(Date) September 26, 2000
(Amendment #1 Date)
(Amendment #2 Date) 8/14/02

By (Signature and Title)
By: Frank Dominguez, V.P., Secretary, Board of Directors
(Date) September 26, 2000
(Amendment #1 Date)
Amendment #2 Date) 8/14/02

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By (Signature and Title) Jacqueline S. Price Dominguez CEO & President
By: Jacqueline S. Price Dominguez, CEO & President
(Selling security holder) Has been granted premission to sell the Company's securities by the CEO
(Date) September 26, 2000
(Amendment #1 Date)
(Amendment #2 Date) 8/14/02

(Signature) G Grundman
(By: Grace E. Grundman)
(Title) Board Member, Director, Resident Agent for Nevada
(Selling security holder) Has been granted premission to sell the Company's securities by the CEO
(Date) September 26, 2000
(Amendment #1 Date)
(Amendment #2 Date) 8/14/02
(Amendment #3 Date 4/08/02

Exhibit # 1

Title

Underwriting Agreement

Not Applicable at this time. The Company is not using an Underwriter for this Offering. However, it is conceivable, without any assurances, of when or with whom, the Company can contract with, an underwriter may be used sometime during this Offering. When and if this does occur management will forward all required agreements to the Commission without delay.

Exhibit # 2

Title

Attached Document

Charter & By - Laws

SECRETARY OF STATE

STATE OF NEVADA

CORPORATE CHARTER

I, DEAN HELLER, the duly elected and qualified Nevada Secretary of State, do hereby certify that **NIP IT IN THE BUD** did on **NOVEMBER 5, 1999,** file in this office the original Articles of Incorporation; that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the provisions required by the law of said State of Nevada.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office, in Las Vegas, Nevada, on **NOVEMBER 5, 1999.**

Secretary of State

By

Certification Clerk

INITIAL LIST OF OFFICERS, DIRECTORS AND RESIDENT AGENT OF

FILE NUMBE

Nip It in the Bud™ (Name of Corporation)

11/99 (Incorporation Date)

A NAVADA (State of Incorporation) CORPORATION FOR THE FILING PERIOD 11/99 TO 11/00

The Corporation's duly appointed Resident Agent in the State Nevada upon whom process can be served is:

Gracie E. Grundman
3230 E. Flamingo Road
Las Vegas, NV 89121-4320

FOR OFFICE USE ONLY

FILED (DATE)

FILED C-27289-99

NOV 05 1999

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

PLEASE READ INSTRUCTIONS BEFORE COMPLETING AND RETURNING THIS FORM.

1. Print or type names and addresses, either residence or business, for all officers and directors. A **president secretary, treasurer and at least one director** must be named.
2. Have an officer sign the form. **FORM WILL BE RETURNED IF UNSIGNED.**
3. Return the completed form with the $85.00 filing fee. A $15.00 penalty must be added for failure to file this form by the 1st day of the 2nd month following incorporation date.
4. Make your check payable to the Secretary of State. Your canceled check will constitute a certificate to transact business per NRS 78.155. If you need the below attachment file stamped, enclose a self-addressed stamped envelope. To receive a certified copy, enclose a copy of this completed form, an additional $10.00 and appropriate instructions.
5. Return the completed form to: Secretary of State, 101 North Carson Street, Suite 3, Carson City, NV 89701-4786, (775) 684-5708

FILING FEE: $85.00 LATE PENALTY: $15.00

THIS FORM MUST BE FILED BY THE 1st DAY OF THE 2nd MONTH FOLLOWING INCORPORATION DATE

NAME		TITLE(S)		
JACQUELINE S. PRICE DOMINGUEZ		PRESIDENT		
PO BOX	STREET ADDRESS	CITY	ST.	ZIP
	4850 WHITSETT #10	VAlley Village	CA.	91607
NAME		TITLE(S)		
FRANK DOMINGUEZ		SECRETARY		
PO BOX	STREET ADDRESS	CITY	ST	ZIP
	4850 WHITSETT #10	VAlley Village	CA	91607
NAME		TITLE(S)		
J. PRICE DOMINGUEZ		TREASURER		
PO BOX	STREET ADDRESS	CITY	ST.	ZIP
	4850 WHITSETT #10	VAlley Village	CA	91607
NAME		TITLE(S)		
J. PRICE DOMINGUEZ		DIRECTOR		
PO BOX	STREET ADDRESS	CITY	ST.	ZIP
	4850 WHITSETT #10	VAlley Village	CA.	91607
NAME		TITLE(S)		
FRANK DOMINGUEZ		DIRECTOR		

Received: 11/16/99; 22:33;
NOV-16-1999 22:46

INTERNAL REVENUE SERVICE

Ogden Service Center/Entity
PO Box 9941 m/s 6271
Ogden, UT 84409

FAX Transmission Cover Sheet

FAX NUMBER (801) 620-7115

*Telephone Number (801) 620-6755 or 620-7661

Employee: June Miller Employee Number: 2916830370

To: NIP IT IN THE BUD Date: 11-16-99

ORGANIZATION:

FAX NUMBER: 702 796 1967

Dear Taxpayer:

[X] 1. Following is a copy of your Form SS-4. Your employer identification number (EIN) is located in the upper right hand corner of the form.

[ ] 2. Following is a copy of your Form SS-4. Your employer identification number (EIN) is located in the upper right hand corner of the form. If your Form SS-4 indicates that your corporation desires to be treated as a Small Business Corporation, you will need to file a Form 2553 to obtain this status. To obtain a Form 2553 and instructions by mail call 1-800-829-3676, by fax call from your fax machine 1-703-368-9694 (catalog # 18629R), or by Internet at http://www.irs.ustreas.gov.

[ ] 3. Our records show that your organization was previously assigned an employer identification number (EIN). Your EIN is located in the upper right hand corner of the form.

[ ] 4. Your employer identification number (EIN) is on the enclosed correspondence.

[ ] 5. Your Limited Liability Company (LLC) was designated as a disregarded entity for federal tax purposes. The single member of this LLC will use their existing EIN for filing all federal tax returns.

[ ] 6. Your Limited Liability Company (LLC) was designated as a disregarded entity for federal tax purposes. The single member of this LLC will need another EIN for filing all federal tax returns. Please complete and return the enclosed Form SS-4.

[ ] 7. We are returning your Form SS-4, because it appears you do not need a number. Individual Account Trust Numbers are not required unless a business return, Forms 990T, 945, and/or 1041 is being filed. If a business return will be filed, a Social Security Number should be used for an Individual Retirement Account.

Form SS-4
(Rev. Dec. 1995)

Application for Employer Identification Number

EIN
88-0441583

1. Name of Applicant: NIP IT IN THE BUD

2. Trade Name of Business, if any:

3. Executor, trustee, "care of" name, if any:

4a. Mailing Address: 3230 East Flamingo Road

4b. City, state and ZIP: Las Vegas, NV 89121-4320

5a. Business Address, if different:

5b. City, state and ZIP:

6. County and state where principal business is located: Clark County State of Nevada

7. Name and SSN of principal officer: Jacqueline Suzan Price Dominguez *** FISMA & OMB Memorandum M-07-16 ***

8a. Type of entity: _X_ Other corporation - C Corporation
___Limited Liability Co.-Form 1065; _____Personal Service Corp.; _____Non-Profit Corp.

8b. If a corporation, name the state or foreign country: Nevada

9. Reason for applying: Starting new business: Develop and produce insecticide and insect repellant

10. Date Business started: 11/ 5/99 11. Closing month of accounting year: December

12. First date wages or annuities will be paid: N/A

13. Highest number of employees expected in the next 12 months: 1 Non-agricultural

14. Principal Activity: Develop and produce insecticide and insect repellant

15. Is the principal business activity manufacturing: Yes No X

16. To whom are most of the products or services sold: Public (retail) and Business(wholesale)

17. Has the applicant ever applied for an identification number for this or any other business? No.

17a. Not applicable. 17b. Not Applicable

Under penalties of perjury, I declare that I have examined this application, and to the best of my knowledge and belief, it is true, correct, and complete.

Business telephone number (include area code) 702-796-4029

Fax telephone number (include area code) 702-796-1967

Name and title (Please type or print clearly.) ► Jacqueline S Price Dominguez, President

Signature ► Jacqueline S Price Dominguez

Date ► 10/30/99

Note: Do not write below this line. For official use only.

Please leave blank ►	Geo.	Ind.	Class	Size	Reason for applying

FILED # C27768-99

NOV 05 1999

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

Articles of Incorporation

(Pursuant to NRS 78)
Secretary of State, State of Nevada

1. NAME OF CORPORATION: NIP IT IN THE BUD

2. RESIDENT AGENT: Gracie E. Grundman
3230 E. Flamingo Road
Las Vegas, NV 89121-4320

3. SHARES: 25,000 shares with no par value

4. GOVERNING BOARD: The FIRST BOARD OF DIRECTORS shall consist of 2 members whose names and addresses are:

Jacqueline S. Price Dominguez	Frank Dominguez	Gracie E. Grundman
4850 Whitsett #10	4850 Whitsett #10	3230 E. Flamingo Rd
Valley Village, CA 91607	Valley Village, CA 91607	Las Vegas, NV 89121-4320

5. PURPOSE OF CORPORATION: ANY LAWFUL ACTIVITY

6. OTHER MATTERS TO FILE: that Jacqueline S. Price Dominguez, who is a Director of the corporation, is the rightful owner of the registered trademark name "Nip It In The Bud ™", and has consented to the use of her registered trademark name by the corporation for the purpose of incorporating in the State of Nevada.

7. SIGNATURE OF INCORPORATOR: Aileen L. Kondo
4601 W. Sahara Suite L
Las Vegas, NV 89102

Aileen L. Kondo
SIGNATURE

8. CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF RESIDENT AGENT
I, Gracie E. Grundman, hereby accept appointment as Resident Agent for the above-named Corporation.

Gracie E. Grundman
Signature of Resident Agent

November 5, 1999
Date

Certification of Amendment to Articles of Incorporation

FILED # C-27708-99
NOV 17 1999
IN THE OFFICE OF
[signature]
DEAN HELLER SECRETARY OF STATE

For Profit Nevada Corporations
(Pursuant to NRS 78.380- Before Issuance of Stock)
-Remit in Duplicate-

1. Name of Corporation: NIP IT IN THE BUD

2. The articles have been amended as follows (provide article numbers, if available):

Article 2. Resident Agent- should be Grace E. Grundman.

Article 3. Shares- Add 475,000 to the Authorized 25,000 shares to total 500,000 Shares.

Article 4. Governing Board-name should also be Grace E. Grundman

3. The undersigned declare that they constitute at least two-thirds of the incorporators (Check) ________, or of the board of directors (check) X.

4. The date upon which the original articles of incorporation were filed with the Secretary of State: 11 / 5 / 1999.

5. The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued.

6. Signatures (all signatures must be acknowledged):

Jacqueline Price Dominguez
Signature
State of: NEVADA
County of: CLARK
This instrument was acknowledged before me on NOVEMBER 17, 1999
by JACQUELINE S. PRICE DOMINGUEZ
as PRESIDENT
as designated to sign this certificate of
NIP IT IN THE BUD
(Name on behalf of whom instrument was executed)

Aileen L. Kondo
Notary Public Signature

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
AILEEN L. KONDO

____
Signature
State of:
County of:
This instrument was acknowledged before me on
________, ____
by
as
as designated to sign this certificate of
____
(Name on behalf of whom instrument was executed)

____
Notary Public Signature

FILED # C-27728-

Certification of Amendment to Articles of Incorporation

(Pursuant to NRS 78.380- Before Payment or Issuance of Stock)

JAN 14 2000

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

1. Name Of Corporation: NIP IT IN THE BUD

2. The Articles have been amended as follows (provide article numbers, if available) :

   Article 3. Shares---2,000,000 with no par value.

3. The undersigned declare that they constitute at least two-thirds of the incorporators (CHECK) X , or of the Board of Directors (CHECK) ____.

4. The date upon which the original articles of incorporation were filed with the Secretary of State: 11/ 5 / 1999.

5. The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued.

6. Signature (all signatures must be acknowledged) :

SIGNATURE

State of Nevada
County of Clark

This instrument was acknowledged before me on this 14TH day of January, 2000.

by Aileen L. Kondo

as incorporator

as designated to sign this certificate of

NIP IT IN THE BUD

(Name on behalf of whom instrument was executed)

(Notary Public Signature)

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
Sandra M. LeBlanc
My Appt. Expires
May 26, 2003
No.: 99-56991-1

FILED # C-27728-99

DEC 1 1 2001

IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

Certificate of Amendment

(Pursuant to NRS 78.380 - Before Issuance of Stock-)

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporation

1. Name Of Corporation: NIP IT IN THE BUD

2. The Articles have been amended as follows (provide article numbers, if available) :
Article 1. Change corporation name to: NIP IT IN THE BUD, INC.

3. The undersigned declare that they constitute at least two-thirds of the incorporators (CHECK)_____, or of the Board of Directors (CHECK) X .

4. The date upon which the original articles of incorporation were filed with the Secretary of State: 11/05/1999.

5. The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued.

6. Signature:

Jacqueline Dominguez
SIGNATURE

Grace E. Grundsma
SIGNATURE

FILED # C27728-99

JAN 25 2002

IN THE OFFICE OF
DEAN HELLER SECRETARY OF STATE

Certificate of Correction

(Pursuant to NRS 78, 80, 81, 82, 86, 87, 88, 88A, and 89)

Certificate of Correction
(Pursuant to NRS 78, 80, 81, 82, 86, 87, 88, 88A, 89)

1. The name of entity for which correction is being made:

   NIP IT IN THE BUD, INC.

2. Description of the Original document for which correction is being made:

   Certificate of Amendment to Article of Incorporation

3. Filing date of the original document: 12/11/01

4. Description of the inaccuracy or defect.

   The signature of Director Gracie E. Grundman is spelled wrong. Signature should be spelled Gracie E. Grundman not Gracie E. Grundsman.

5. Correction of the inaccuracy or defect.

   Gracie E. Grundman

6. Signature:

Jacqueline A. Price Dominguez | President | 12/28/01
Signature of Officer | Title* | Date

*If entity is a Corporation, it must be signed by an Officer; a Limited-Liability Company, by a manager or managing members; a Limited Partnership, by a General Partner; a Limited-Liability Partnership, by a Managing Partner; a Business Trust, by a Trustee.

AMENDED BYLAWS

OF

NIP IT IN THE BUD, INC.

ARTICLE 1

MEETING OF STOCKHOLDERS

SECTION 1. The first meeting of the stockholders shall be held at the office of the Corporation in the City of Las Vegas, County of Clark, State of Nevada, at 9 o'clock A.M. on the 19th day of November, 1999. Subsequent annual meetings of stockholders shall be held at the corporation's office in the City of Las Vegas, County of Clark, State of Nevada, at 9 o'clock A. M. on the 19th day of November in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing Directors of the Corporation to serve during the ensuing year and for the transaction of such other business as may be brought before the meeting.

At least five (5) days' written notice specifying the time and place, when and where the Annual Meeting shall be convened, shall be mailed by United States mail addressed to each of the Stockholders entitled to vote at the time of issuing the notice at his, her, or its last known address as the same appears on the books of the Corporation.

SECTION 2. Special meetings of the Stockholders entitled to vote may be held at the office of the Corporation in the State of Nevada, or elsewhere, whenever called by the President, by the Board of Directors, or by vote of, or an instrument in writing signed by the stock holders entitled to vote. At least ten (10) days' written notice of such meeting, specifying the day and hour and place, when and where such meeting shall be convened, and reasons for calling the same, shall be mailed by United States mail, addressed to each of the Stockholders entitled to vote at the time of issuing the notice, at his, her or its last known address as the same appears on the books of the Corporation.

SECTION 3. If all the Stockholders of the Corporation entitled to vote shall waive notice of a meeting, no notice of such meeting shall be required, and whenever all of the Stockholders shall meet in person or by proxy, such meeting shall be valid for all purposes without call or notice, and at such meeting any corporate action may be taken.

The written certificate of the Officer or Officers calling any meeting setting forth the substance of the notice, and the time and place of the mailing of the same to the several Stockholders, and the respective addresses to which the same were mailed, shall be prima facie evidence of the manner and fact of the calling and giving such notice.

If the address of any stockholder entitled to vote does not appear upon the books of the company, it will be sufficient to address any such notice to such Stockholder at the principal office of the Corporation.

SECTION 4. All lawful business to be transacted by the stockholders of the Corporation may be transacted at any special meeting or at any adjournment thereof. However, only such business as shall have been referred to in the notice calling such meetings shall be acted upon at special meeting of the Stockholders, but at any Stockholders meeting at which all of the voting outstanding capital stock of the Corporation is represented, either in person or by proxy, any lawful business may be transacted, and such meeting shall be valid for all purposes.

SECTION 5. At the Stockholders' meeting, the stock holders of fifty-one percent (51%) of the capital stock entitled to vote shall constitute a quorum for the purposes of such meetings.

If the holders of the amount of stock necessary to constitute a quorum shall fail to attend in person or by proxy, at the time and place fixed by these Bylaws for any annual meeting, or fixed by a notice as above provided for a special meeting, a majority in interest of the Stockholders entitled to vote present in person or by proxy may adjourn from time to time without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted as originally called.

SECTION 6. At each meeting of the Stockholders, every Stockholder entitled to vote shall be entitled to vote in person or by his duly authorized proxy appointed by instrument in writing subscribed by such Stockholder or by his duly authorized Attorney. Each Stockholder shall have one vote for each share of stock standing registered in his, her, or its name on the books of the Corporation as of the tenth day preceding the day of such meeting. The votes for Directors, and upon demand by any Stockholder, the votes upon any question before the meeting, shall be by voice vote.

At each meeting of the Stockholders, a full, true, and complete alphabetical list, certified by the Secretary of the Corporation and indicating the number of shares held by each, of all the Stockholders entitled to vote at such meeting, shall be furnished. Said list shall be prepared at least ten days before such meeting, and shall be open to the inspection of the Stockholders, or their agents or proxies, at the place where such meeting is to be held, and for ten days prior thereto. Only the persons in whose names shares of voting stock are registered on the books of the Corporation for ten days preceding the date of such meeting, as evidenced by the list of Stockholders, shall be entitled to vote at such meeting. Proxies and Powers of Attorney to vote must be filed with the Secretary of the Corporation before an election or a meeting of the Stockholders, or they cannot be used at such election or meeting.

SECTION 7. At each meeting of the Stockholders, the polls shall be opened and closed; the proxies and ballots issued, received, and taken charge of, for the purpose of the meeting; and all questions touching the qualifications of voters, the validity of proxies, and the acceptance or rejection of votes shall be decided by two inspectors. Such inspectors, if necessary, shall be appointed at the meeting by the presiding Officer of the meeting.

SECTION 8. At the Stockholders' meetings, the regular order of business shall be as follows:

1. Reading and approval of the Minutes of previous meeting or meetings;
2. Reports of the Board of Directors, the President, Treasurer, and Secretary of the Corporation in the order named;
3. Reports of Committees;
4. Election of Directors;
5. Unfinished Business;

6. New Business; and

7. Adjournment.

ARTICLE II

DIRECTORS AND THEIR MEETINGS

SECTION 1. The Board of Directors of the Corporation shall consist of at least one person. The number of directors may from time to time be increased or decreased to not less than one nor more than fifteen by action of the Board of Directors or by action of the stockholders. The directors shall be elected at the annual meeting of the stockholders to hold office until the next annual meeting.

SECTION 2. When any vacancy occurs among the Directors by death, resignation, disqualification, increase or decrease of the number of Directors, or other causes, the remaining Directors, though less than a quorum, or the sole remaining Director, shall elect a Director to fill the vacancy. Each Director so elected shall hold office until his successor is elected at the next annual or special meeting of the stockholders.

SECTION 3. Meetings of the Directors may be held at the principal offices of the Corporation in the State of Nevada or elsewhere, at such place or places as the Board of Directors may, from time to time, determine.

SECTION 4. Without notice or call, the Board of Directors shall hold its first meeting for the year immediately after the first annual meeting of the Stockholders, immediately after the election of Directors at such annual meeting, or immediately after the Board of Directors shall consist of at least two (2) persons.

Regular meetings of the Board of Directors shall thereafter be held at the offices of the Corporation the City of Las Vegas, County of Clark, State of Nevada, on the 27th day of July each year at 10 o'clock A.M. Notice of such regular meetings shall be mailed to each Director by the Secretary at least three days previous to the day fixed for such meetings, but no regular meeting shall be held void or invalid if such notice is not given, provided the meeting is held at the time and place fixed by these Bylaws for holding such regular meetings.

Special meetings of the Board of Directors may be held on the call of the President or Secretary with at least three (3) days' notice by mail or telegraph.

Any meeting of the Board, no matter where held, at which all of the members shall be present, even though without notice or of which notice shall have been waived by all absentees, shall be valid for all purposes, provided a quorum shall be present, unless otherwise indicated in the notice calling the meeting or in the waiver of notice.

Any and all business may be transacted by any meeting of the Board of Directors, either regular or special.

SECTION 5. A majority of the Board of Directors in office shall constitute a quorum for the transaction of business, but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn from time to time, until a quorum shall be present, and no notice of such adjournment shall be required. The Board of Directors may prescribe rules not in conflict with these Bylaws for the conduct of its business; provided, however, that in the fixing of salaries of the Officers of the Corporation, the unanimous action of all of the Directors shall be required.

SECTION 6. A Director need not be a stockholder of the Corporation.

SECTION 7. The Directors shall be allowed and paid all necessary expenses incurred in attending any meeting of the Board, but shall not receive any compensation for their services as Directors until such time as the Corporation is able to declare and pay dividends on its capital stock.

SECTION 8. The Board of Directors shall make a report to the Stockholders, at annual meetings of the Stockholders, of the condition of the Corporation and shall, upon request, furnish each of the Stockholders with a true copy thereof.

The Board of Directors in its discretion may submit any contract or act for approval or ratification at any annual meeting of the Stockholders called for the purpose of considering any such contract or act, which, if approved or ratified by the vote of the holders of a majority of the capital stock of the Corporation represented in person or by proxy at such meeting, shall be valid and binding upon the Corporation and upon all the Stockholders thereof, as if it had been approved or ratified by every Stockholder of the Corporation, provided that a lawful quorum of Stockholders be there represented in person or by proxy.

SECTION 9. The Board of Directors shall have the power from time to time to provide for the management of the Officers of the Corporation in such manner as they see fit, and in particular from time to time to delegate any of the powers of the Board in the course of the current business of the Corporation to any standing or special Committee or to any officer or agent, and to appoint any persons to be agents of the Corporation with such powers (including the power to subdelegate) and upon any such terms as may be deemed appropriate.

SECTION 10. The Board of Directors is vested with complete and unrestrained authority in the management of all the affairs of the Corporation, and is authorized to exercise its entire corporate authority for such purpose as the General Agent of the Corporation.

SECTION 11. The regular order of business at meetings of the Board of Directors shall be as follows:

1. Reading and approval of the minutes of any previous meeting or meetings;
2. Reports of Officers and Committeemen;
3. Election of Officers;
4. Unfinished business;
5. New business; and
6. Adjournment.

ARTICLE III

OFFICERS AND THEIR DUTIES

SECTION 1. The Board of Directors, at its first meeting and at each meeting after the annual meeting of Stockholders, shall elect a President, a Secretary, and a Treasurer, to hold office for one year, until their successors are elected and qualify. All offices may be held by one person.

Any vacancy in any of said offices may be filed by the Board of Directors.

The Board of Directors may, from time to time, appoint by resolution such additional Vice Presidents and additional Assistant Secretaries, Assistant Treasurer and Transfer Agents of the Corporation as it may deem advisable, and prescribe their duties and fix their compensation. All such appointed Officers shall be subject to removal at any time by the Board of Directors. All Officers, Agents, and Factors of the Corporation shall be chosen and appointed in such manner and shall hold their Office for such terms as the Board of Directors may by resolution prescribe.

SECTION 2. The President shall be the Executive Officer of the Corporation and shall have the supervision of and the direction of the Corporation's affairs, subject to the control of the Board of Directors, with full power to execute all resolutions and orders of the Board of Directors not especially entrusted to some other Officer of the Corporation. He shall be a member of the Executive committee, and the Chairman thereof. He shall preside at all meetings of the Board of Directors; at all meetings of the Stockholders; shall sign the Certificates of Stock issued by the Corporation; and shall perform such other duties as shall be prescribed by the Board of Directors.

SECTION 3. The Vice President shall be vested with all the powers to perform all the duties of the President in his absence or inability to act, including the signing of the Certificates of Stock issued by the Corporation, and he shall so perform such other duties as shall be prescribed by the Board of Directors.

SECTION 4. The Treasurer shall have the custody of all the funds and securities of the Corporation. When necessary or proper he shall endorse for collection, on behalf of the Corporation, checks, notes, and other obligations; he shall deposit all monies to the credit of the Corporation in such bank or banks or other depository as the Board of Directors may designate; and he shall sign all receipts and vouchers for payments made by the Corporation, except as herein otherwise provided. He shall sign with the President all bills of exchange and promissory notes of the Corporation; he shall have the care and custody of the stocks, bonds, certificates, vouchers, evidence of debts, securities, and such other property belonging to the Corporation as the Board of Directors shall designate; he shall sign all papers required to be signed by the Treasurer, whether required by law, by the Bylaws, or by the Board of Directors. Whenever required by the Board of Directors, he shall render a statement of his cash account; he shall enter regularly in the books of the Corporation full and accurate accounts of all monies received and paid by him on account of the Corporation. He shall at all reasonable times exhibit the books of account to any Directors of the Corporation during business hours, and he shall perform all acts incident to the position of Treasurer subject to the control of the Board of Directors.

The Treasurer shall, if required by the Board of Directors, give bond to the Corporation conditioned for the faithful performance of all his duties as Treasurer in such sum, and with such surety as shall be approved by the Board of Directors, with expense of such bond to be borne by the Corporation.

SECTION 5. The Board of Directors may appoint an Assistant Treasurer who shall have such powers and perform such duties as may be prescribed for him by the Treasurer of the Corporation or by the Board of Directors, and the Board of Directors shall require the Assistant Treasurer to give a bond to the Corporation in such sum and with such security as it shall approve, conditioned for the faithful performance of his duties as Assistant Treasurer the expense of such bond to be borne by the Corporation.

SECTION 6. The Secretary shall keep the Minutes of all meetings of the Board of Directors and the Minutes of all Meetings of the Stockholders and of the Executive Committee in books provided for that purpose. He shall attend to the giving and serving of all notices of the Corporation; he may sign with the President or Vice-President, in the name of the Corporation, all contracts authorized by the Board of Directors or Executive Committee; he shall affix the Corporate Seal of the Corporation thereto when so authorized by the Board of Directors or Executive Committee; he shall have the custody of the Corporate Seal of the Corporation; he shall affix the Corporate Seal to all Certificates of Stock duly issued by the Corporation; he shall have charge of Stock Certificates Books, Transfer Books and Stock Ledgers, and such other books and papers as the Board of Directors or the Executive Committee may direct, all of which shall at all reasonable times be open to the examination of any Director or Stockholder upon application at the offices of the Corporation during business hours, and he shall, in general, perform all duties incident to the Office of Secretary.

SECTION 7. The Board of Directors may appoint an Assistant Secretary who shall have such powers and perform such duties as may be prescribed for him by the Secretary of the Corporation or by the Board of Directors.

SECTION 8. Unless otherwise ordered by the Board of Directors, the President shall have full power and authority on behalf of the Corporation to attend, to act at, and to vote at any meetings of the Stockholders of any Corporation in which the Corporation may hold stock, and at any such meetings, he shall possess and may exercise any and all rights and powers incident to the ownership of such stock which as the owner thereof, the Corporation might have possessed and exercised if present. The Board of Directors may, from time to time by resolution, confer like powers on any person or persons in place of the President to represent the Corporation for the purposes in this section mentioned.

ARTICLE IV

CAPITAL STOCK

SECTION 1. The capital stock of the Corporation shall be issued in such manner and at such times and upon such conditions as shall be prescribed by the Board of Directors.

SECTION 2. Ownership of stock in the Corporation shall be evidenced by Certificates of Stock in such forms as shall be prescribed by the Board of Directors, and shall be under the Seal of the Corporation and signed by the President or the Vice-President and also by the Secretary or by an Assistant Secretary.

All certificates shall be consecutively numbered, with the name of the person owning the shares represented thereby with the number of such shares and the date of issue, and such information shall be entered on the Corporation's books.

No certificate shall be valid unless it is signed by the President or Vice-President and by the Secretary or Assistant Secretary.

All certificates surrendered to the Corporation shall be canceled and no new certificate shall be issued until the former certificate for the same number of shares shall have been surrendered or canceled.

SECTION 3. No transfer of stock shall be valid as against the Corporation except on surrender and cancellation of the certificate therefor, accompanied by an assignment or transfer by the owner thereof, made either in person or under assignment, at which time a new certificate shall be issued therefor.

Whenever any transfer shall be expressed as made for collateral security and not absolutely, the same shall be so expressed in the entry of said transfer on the books of the Corporation.

SECTION 4. The Board of Directors shall have power and authority to make all such rules and regulations not inconsistent herewith as it may deem expedient concerning the issue, transfer, and registration of certificates for shares of the capital stock of the Corporation.

The Board of Directors may appoint a transfer agent and a registrar of transfers and may require all stock certificates to bear the signature of such transfer agent and such registrar of transfer.

SECTION 5. The Stock Transfer Books shall be closed for all meetings of the Stockholders for a period of ten (10) days prior to such meetings, and shall be closed for the payment of dividends during such periods as from time to time may be fixed by the Board of Directors. During such periods no stock shall be transferable.

SECTION 6. Any person or persons applying for a certificate of stock in lieu of one alleged to have been lost or destroyed shall make affidavit or affirmation of the fact, and shall deposit said affidavit or affirmation with the Corporation. At the end of six months after the deposit of said affidavit or affirmation, and upon such person or persons giving Bond of Indemnity to the Corporation with surety to be approved by the Board of Directors in double the current value of stock against any damage, loss, or inconvenience to the Corporation which may or can arise in consequence of a new or duplicate certificate being issued in lieu of the one lost or missing, the Board of Directors may cause to be issued to such person or persons a new certificate, or a duplicate of the certificate so lost or destroyed. The Board of Directors may, in its discretion, refuse to issue such new or duplicate certificate save upon the order of some court having jurisdiction in such matter, anything herein to the contrary notwithstanding.

ARTICLE V

OFFICES AND BOOKS

SECTION 1. The principal offices of the Corporation shall be located at the following address: 3230 East Flamingo Road, in the City of Las Vegas, State of Nevada, and the Corporation may have additional offices in any other state or territory as the Board of Directors may designate.

SECTION 2. The Stock Transfer Books and a copy of the Bylaws and Articles of Incorporation of the Corporation shall be kept at the registered offices of the Corporation in the County of Clark, State of Nevada, for the inspection of all who are authorized or have the right to see the same, and for the transfer of stock. All other books of the Corporation shall be kept at such places as may be prescribed by the Board of Directors.

ARTICLE VI

MISCELLANEOUS

SECTION 1. The Board of Directors shall have the power to reserve, over and above the capital stock paid in, such an amount as in its discretion as it may deem advisable to fix as a reserve fund, and may, from time to time, declare dividends from the accumulated profits of the Corporation in excess of the amounts so reserved, and pay the same to the Stockholders of the Corporation, and may also, if it deems the same advisable, declare stock dividends of the unissued capital stock of the Corporation.

SECTION 2. No agreement, contract, or obligation (other than checks in payment of indebtedness incurred by authority of the Board of Directors) involving the payment of monies or the credit of the Corporation for more than five hundred dollars ($500.00), shall be made without the authority of the Board of Directors, or of the Executive Committee acting as such.

SECTION 3. Unless otherwise ordered by the Board of Directors, all agreements and contracts shall be signed by the President and the Secretary in the name of and on behalf of the Corporation.

SECTION 4. All monies of the Corporation shall be deposited when and as received by the Treasurer in such bank or banks or other depository as may from time to time be designated by the Board of Directors, and such deposits shall be made in the name of the Corporation.

SECTION 5. No note, draft, acceptance, endorsement, or other evidence of indebtedness shall be valid or against the Corporation unless the same shall be signed by the President or a Vice President, and attested by the Secretary or an Assistant Secretary, or signed by the Treasurer or an Assistant Treasurer, and countersigned by the President, Vice-President, or Secretary, except that the Treasurer or an Assistant Treasurer may, without countersignature, make endorsements for deposit to the credit of the Corporation in all its duly authorized depositories.

SECTION 6. No loan or advance of money shall be made by the Corporation to any Stockholder or Officer therein, unless the Board of Directors shall otherwise authorize.

SECTION 7. No director or executive officer of the Corporation shall be entitled to any salary or compensation for any services performed for the Corporation, unless such salary or compensation shall be fixed by resolution of the Board of Directors and adopted by the unanimous vote of all the Directors voting in favor thereof.

SECTION 8. The Corporation may take, acquire, hold, mortgage, sell, or otherwise deal in stocks, bonds, or securities of any other Corporation, if and as often as the Board of Directors shall so elect.

SECTION 9. The Directors shall have power to authorize and cause to be executed, mortgages and liens, without limit as to amount, upon the property and franchise of this Corporation, pursuant to the affirmative vote, either in person or by proxy, of the holders of a majority of the capital stock issued and outstanding; the Directors shall have the authority to dispose in any manner of the whole property of this Corporation.

SECTION 10. The Board of Directors <u>may</u> elect, by resolution, to have a

Corporate Seal, which shall specify in the said resolution the design of the said seal.

ARTICLE VII

AMENDMENT OF BYLAWS

SECTION 1. Amendments and changes to these Bylaws may be made at any regular or special meeting of the Board of Directors by a vote of not less than all of the entire Board, or may be made by a vote of or a consent in writing signed by all of the holders of the issued and outstanding capital stock of the above-named Corporation.

KNOW ALL MEN BY THESE PRESENTS: That we, the undersigned, being the Directors of the above named Corporation, do hereby consent to the foregoing Bylaws and adopt the same as and for the Bylaws of said Corporation.

IN WITNESS WHEREOF, we have hereunto set in our hands on this 17th day of August, 2001.

____
JACQUELINE S. PRICE DOMINGUEZ

____
FRANK DOMINGUEZ

____
GRACE E. GRUNDMAN

Exhibit # 3

Title

Instruments Defining the Rights of Security holders

*Note (3) (a) See: Cross Reference; Item 12. "Securities Being Offered"

*Note (3) (a) (i) See: Cross Reference; Item 9. "Remuneration and Certain Transactions"

*Note (3) (a) (ii) Not applicable.

*Note (3) (b) Not applicable.

*Note (3) (b) (i) Not applicable.

*Note (3) (b) (ii) Not applicable

*Note (3) (b) (iii) See attached agreements between:
Grundman and Price
Levin and Price
Schaap and Price
Browne and Price
Brown and Price
Crumrine and Price
Hernandez and Price
Ebersole and Price

Nip It in the Bud™ Inc. *Manufacturers & Distributors of Insecticide & Insect Repellent Products that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"*

January14, 2002

Mr. & Mrs. Bob Grundman
3230 E. Flamingo Road Suite 345
Las Vegas, Nevada 89121-4320

Re: Letter dated 9/19/00: Shares in Nip It in the Bud®™, Inc.

Dear Grace,

It gives me great pleasure in reminding you that due to the unforseen delay in actually issuing the agreed to 37,500 shares described as Common, Non Voting, and Non Dividend paying, that your stock option for purchasing 8% of the 37,500 shares, or 3,000 shares at the original price of $10.00 per share is now good for one year from the date of receiving your shares.

Thanks for all your kind patience regarding this matter.

As always with best regards,

J. Price Dominguez

J. Price Dominguez, CEO
Nip It in the Bud®™ Inc.

12706 Califa Street . Valley Village, Ca. . 91607 . Phone/Fax 818-762-2600

Nip It in the Bud™ Inc. *Manufacturers & Distributors of Insecticide & Insect Repellent Products that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"*

September 19, 2000

Mr. & Mrs. Bob Grundman
3230 E. Flamingo Road Suite 345
Las Vegas, Nevada 89121-4320

Re: Shares in Nip It in the Bud®™, Inc.

Dear Grace and Bob,

This letter is pursuant to our negotiated agreement on 9/19/00, whereas, jointly, you're to receive 3/4 of 1% of the Company, or 37,500 shares of Common Stock valued at $10.00 per share. The shares are described as Non Voting, and Non Dividend Paying.

Jointly, you're to be given the stock option of purchasing 8% of the 37,500 shares, or 3,000 shares at the original price of $10.00 per share. This option is good for one year from the date of exercise.

The stock is being given on the following bases: Grace L. Grundman is identified as the Company's acting agent in Las Vegas, Nevada, who also caries the title of 'Director' with a seat on the Company's Board, and for "sweat equity" that was preformed pertaining to the Preliminary and Final Offering Circular, and any other Private Placement Memorandum format that jointly we have explored, worked on and not completed.

J. Price Dominguez, CEO & President
Nip It in the Bud®™, Inc.

12706 Califa Street . Valley Village, Ca. . 91607 . Phone/Fax 818-762-2600

Nip It in the Bud™ Inc. Manufacturers & Distributors of Insecticide & Insect Repellent Products
that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"

February 8, 2002

Mr. Robert Schaap
16015 Jeanne Lane
Encino, Ca. 91436

Re: Letter dated September 19, 2000; Shares in Nip It in the Bud®™, Inc.

Dear Bob,

This letter is pursuant to my letter to you dated 9/19/00 based on our handshake agreement from 1985. I regret to inform you that the SEC will not allow me to attach the 'good faith' or 'Blue Sky' value to the Company and this will effect your stock holdings. However, I'm very happy to inform you that you're still to maintain 10% of the Company as per our original agreement and as the Company grows so should your 10% grow.

Based on the above information, and in good faith, please accept the enclosed stock certificate for 100,000 shares of Common, Non Voting, Non Dividend paying shares at the original price of $10.00 per share. Your stock option for purchasing 8% of the enclosed stock remains the same as before; the option is still good for 2 years from the date of receipt of the shares at the original price of $10.00 per share.

The stock is being given to you on the following bases: In pursuant of our agreement(s).

As always, with fond regards,

Sincerely,

J. Price Dominguez
J. Price Dominguez, CEO
Nip It in the Bud®™, Inc

enclosure

4850 Whitsett, Suite #10 . Valley Village, Ca. . 91607 . Phone/Fax 818-762-2600

Nip It in the Bud™ Inc. *Manufacturers & Distributors of Insecticide & Insect Repellent Products that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"*

September 19, 2000

Mr. Robert Schaap
16015 Jeanne Lane
Encino, Ca. 91436

Re: Shares in Nip It in the Bud®™, Inc.

Dear Bob,

This letter is pursuant to our handshake agreement from 1985, whereas, you're to receive 10% of the Company, or 500,000 shares of Common Stock valued at $10.00 per share, when the Company was able to offer shares. The shares are described as Non Voting, and Non Dividend Paying. Please be advised that these shares will be received by you in the following increments of 200,000, 200,000, and 100,000 shares strictly due to the inherent costs attached.

You're also to be given the stock option of purchasing 8% of the 500,000 shares, or 40,000 shares at the original price of $10.00 per share. This option is good for two years from the date of exercise.

The stock is being given to you on the following bases: In pursuant of our agreement.

As always with fond regards,

Sincerely,

J. Price Dominguez, CEO & President
Nip It in the Bud®™, Inc.

12706 Califa Street . Valley Village, Ca. . 91607 . Phone/Fax 818-762-2600

Nip It in the Bud™ Inc. . *Manufacturers & Distributors of Insecticide & Insect Repellent Products*
that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"

February 8, 2002

Mr. Asher Levine
16830 Ventura Blvd Suite 500
Encino, Ca. 91434

Re: Letter dated July 11, 2000; Shares in Nip It in the Bud®™, Inc.

Dear Asher;

It gives me great pleasure in forming you that I can now release to you your 37,500 shares of Common, Non Voting, and Non Paying Dividend stock in the Company, Nip It in the Bud®™ Inc. This will allow me to fully honor our original agreement dated July 11, 2000.

Also, due to the unforseen delay in actually issuing the agreed to 37,500 shares your stock option for purchasing 8% of the 37,500 shares, or 3,000 shares at the original price of $10.00 per share is now good for one year from the date of receiving your shares.

I can't thank you enough for all your kind patience and help regarding this matter. If you have any questions, please contact me at your earliest convenience, until then, as always,

With Best Regards,

J. Price Dominguez

J. Price Dominguez, CEO
Nip It in the Bud®™ Inc.

enclosure

4850 Whitsett, Suite #10 . Valley Village, Ca. . 91607 . Phone/Fax 818-762-2600

Nip It in the Bud™ Inc. . *Manufacturers & Distributors of Insecticide & Insect Repellent Products*
that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"

September 19, 2000

Mr. Asher Levine
16830 Ventura Blvd Suite 500
Encino, Ca. 91434

Re: Shares in Nip It in the Bud®™, Inc.

Dear Asher;

This letter is pursuant to our negotiated agreement on 7/11/00, whereas, you're to receive 3/4 of 1% of Nip It in the Bud®™ Inc., (the Company), or 37,500 shares of Common Stock par valued $10.00 per share. The shares are described as Non Voting, and Non Dividend Paying.

Asher shall receive the stock option of purchasing 8% of the 37,500 shares, or 3,000 shares at the original price of $10.00 per share. This option is good for one year from the date of exercise.

The stock is being given on the following terms: The fee for agreeing to represent the Company (and for not accepting clients whose interests conflict with the Company's interest) shall be 18,750 shares of common stock. The fee for providing the following legal services for one year shall be 18,750 shares: Your office will provide all legal services required in connection with drafting and review of contracts and general corporate advice, up to 200 hours of attorney time. The Company recognizes that there may be legal issues which may be beyond the scope of expertise, in this event, your office will recommend other attorneys that the Company will be required to employ to assist the Company.

As always with best regards,

Sincerely,

J. Price Dominguez

J. Price Dominguez, CEO & President
Nip It in the Bud®™, Inc.

12706 Califa Street . Valley Village, Ca. . 91607 . Phone/Fax 818-762-2600

Nip It in the Bud™ Inc. *Manufacturers & Distributors of Insecticide & Insect Repellent Products that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"*

February 8, 2002

Dr. Ian W. A. Browne
40 Strawberry Lane
Wilmslow, Cheshire
United Kingdom

Re: Letter dated January 15, 2000; Shares of stock in Nip It in the he Bud®™, Inc.

Dear Ian,

It gives me great pleasure in forming you that I can now release to you your 6,000 shares of Common, Non Voting, and Non Paying Dividend stock in the Company, Nip It in the Bud®™ Inc. This will allow me to fully honor our original agreement pertaining to your investment while we were still a DBA.

Also, due to the unforseen delay in actually issuing the agreed to 1,000 shares your stock option for purchasing 8% of the6,000 shares, or 480 shares at the original price of $10.00 per share is now good for one year from the date of receiving your shares.

I can't thank you enough for all your kindness in patience, continued faith, encouragement, and most valued advise you have given over the years it has taken for this project. If you have any questions, please contact me at your earliest convenience, until then, as always,

With Best Regards,

J. Price Dominguez, CEO
Nip It in the Bud®™ Inc.

enclosure

4850 Whitsett, Suite #10 . Valley Village, Ca. . 91607 . Phone/Fax 818-762-2600

Nip It in the Bud™ Inc. *Manufacturers & Distributors of Insecticide & Insect Repellent Products that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"*

January 15, 2000

Dr. Ian W. A. Browne
40 Strawberry Lane
Wilmslow, Cheshire
United Kingdom

Re: Shares of stock in Nip It in the he Bud®™, Inc.

Dear Ian,

As per our original agreement, I'm very happy to inform you that you now own 6,000 shares of common stock in the Company, Nip It in the Bud®™, Inc. They are valued at $10.00 per share or $60,000. The shares are described as Non Voting and Non Dividend paying.

You're also to be given the stock option of purchasing 8% of the total amount of shares you have just received, or 480 shares at the original price of $10.00 per share, for an added value of $4,800.00 to your holdings. This option is good for one year from the date of exercise.

Personally Ian, it feels great to finally be able to make good on my promise to you. As you know, I can't thank you enough for all your faith, your continued encouragement even against the greatest of odds and your most valued advise given to me over the years.

As always, with best regards;

Sincerely,

J. Price Dominguez

J. Price Dominguez, CEO & President
Nip It in the Bud®™, Inc.

12706 Califa Street . Valley Village, Ca . 91607 . Phone/Fax 818-762-2600

Nip It in the Bud™ Inc. *Manufacturers & Distributors of Insecticide & Insect Repellent Products*
that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"

February 8, 2002

Mr. Larry Brown
440 Brockmount
Glendale, Ca. 91202

Re: Letter dated June 10, 2000; Shares in Nip It in the Bud®™, Inc.

Dear Larry,

It gives me great pleasure in forming you that I can now release to you your 1,000 shares of Common, Non Voting, and Non Paying Dividend stock in the Company, Nip It in the Bud®™ Inc. This will allow me to fully honor our original agreement dated June 10, 2000.

Also, due to the unforseen delay in actually issuing the agreed to 1,000 shares your stock option for purchasing 8% of the1,000 shares, or 80 shares at the original price of $10.00 per share is now good for one year from the date of receiving your shares.

I can't thank you enough for all your kind patience and help regarding this matter and for all the work you've done. I look forward to continuing our long and hopefully prosperous working relationship. If you have any questions, please contact me at your earliest convenience, until then, as always,

With Best Regards,

J. Price Dominguez
J. Price Dominguez, CEO
Nip It in the Bud®™ Inc.

enclosure

4850 Whitsett, Suite #10 . Valley Village, Ca. . 91607 . Phone/Fax 818-762-2600

Nip It in the Bud™ *Inc.* *Manufacturers & Distributors of Insecticide & Insect Repellent Products that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"*

June 10, 2000

Mr. Larry Brown
440 Brockmount
Glendale, Ca. 91202

Re: Shares in Nip It in the Bud®™, Inc.

Dear Larry,

As per our original agreement, I'm very happy to inform you, that you now own 1,000 shares of common stock in the Company, Nip It in the Bud®™. They are valued at $10.00 per share or $10,000. The shares are described as Non Voting and Non Dividend paying.

You're also to be given the stock option of purchasing 8% of the total amount of shares you have just received, or 80 shares at the original price of $10.00 per share, for an added value of $800.00 to your holdings. This option is good for one year from the date of exercise.

The stock is being given on the bases of a signing bonus with Nip It in the Bud®™, Inc. as head of our audio division. Once again, welcome to the family of Nip It in the Bud®™,Inc. and I personally look forward to enjoying a very long and prosperous working relationship.

J. Price Dominguez

J. Price Dominguez, CEO & President
Nip It in the Bud®™, Inc.

12706 Califa Street . Valley Village, Ca. . 91607 . Phone/Fax 818-762-2600

Nip It in the Bud™ Inc. *Manufacturers & Distributors of Insecticide & Insect Repellent Products that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"*

February 8, 2002

Mr. & Mrs. Paul Crumrine
11820 Doral Ave.
Northridge, Ca. 91326

Re: Letter dated September 11, 2000; Shares of stock in Nip It in the he Bud®™, Inc.

Dear Paul,

It gives me great pleasure in forming you that I can now release to you your 1,000 shares of Common, Non Voting, and Non Paying Dividend stock in the Company, Nip It in the Bud®™ Inc. This will allow me to fully honor our original agreement pertaining to your investment while we were still a DBA.

Also, due to the unforseen delay in actually issuing the agreed to 1,000 shares your stock option for purchasing 8% of the1,000 shares, or 80 shares at the original price of $10.00 per share is now good for one year from the date of receiving your shares.

I can't thank you enough for all your kind patience, continued faith and support you have given over the years it has taken for this project. If you have any questions, please contact me at your earliest convenience, until then, as always,

With Best Regards,

J. Price Dominguez
J. Price Dominguez, CEO
Nip It in the Bud®™ Inc.

enclosure

4850 Whitsett, Suite #10 . Valley Village, Ca. . 91607 . Phone/Fax 818-762-2600

Nip It in the Bud™ *Inc.* *Manufacturers & Distributors of Insecticide & Insect Repellent Products that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"*

September 11, 2000

Mr. & Mrs. Paul Crumrine
11820 Doral Ave.
Northridge, Ca. 91326

Re: Shares of stock in Nip It in the he Bud®™, Inc.

Dear Paul,

I'm personally happy to inform you that on 11-5-99, Nip It in the Bud®™ became a Nevada Corporation; therefore, the Company is now know as; Nip It in the Bud®™,Inc.

As per our original agreement, I'm very happy to inform you that you now own 1,000 shares of common stock in the Company, Nip It in the Bud®™, Inc. They are valued at $10.00 per share or $10,000. The shares are described as Non Voting and Non Dividend paying.

You're also to be given the stock option of purchasing 8% of the total amount of shares you have just received, or 80 shares at the original price of $10.00 per share, for an added value of $800.00 to your holdings. This option is good for one year from the date of exercise.

I can't thank you enough for all your kind faith, encouragement, and help that you have given me over the years.

As always, with best regards;

Sincerely,

J. Price Dominguez,CEO & President
Nip It in the Bud®™, Inc.

12706 Califa Street . Valley Village, Ca. . 91607 . Phone/Fax 818-762-2600

Nip It in the Bud™ Inc. . *Manufacturers & Distributors of Insecticide & Insect Repellent Products that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"*

February 8, 2002

Mr. & Mrs. Rafael Hernandez
2217 Lenore Drive
Glendale, Ca. 91206

Re: Shares of stock in Nip It in the he Bud®™, Inc.

Dear Ralfael & Marlana,

t gives me great pleasure in forming you that I can now release to you your 1,000 shares of Common, Non Voting, and Non Paying Dividend stock in the Company, Nip It in the Bud®™ Inc. This will allow me to fully honor our original agreement pertaining to your investment while we were still a DBA.

Also, due to the unforseen delay in actually issuing the agreed to 1,000 shares your stock option for purchasing 8% of the1,000 shares, or 80 shares at the original price of $10.00 per share is now good for one year from the date of receiving your shares.

I can't thank you enough for all your kind patience, continued faith and support you have given over the years it has taken for this project. If you have any questions, please contact me at your earliest convenience, until then, as always,

With Best Regards,

J. Price Dominguez, CEO
Nip It in the Bud®™ Inc.

enclosure

4850 Whitsett, Suite #10 . Valley Village, Ca. . 91607 . Phone/Fax 818-762-2600

Nip It in the Bud™ Inc. . *Manufacturers & Distributors of Insecticide & Insect Repellent Products that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"*

September 11, 2000

Mr. & Mrs. Rafael Hernandez
2217 Lenore Drive
Glendale, Ca. 91206

Re: Shares of stock in Nip It in the he Bud®™, Inc.

Dear Ralfael & Marlana,

I'm personally happy to inform you that on 11-5-99, Nip It in the Bud®™ became a Nevada Corporation; therefore, the Company is now know as; Nip It in the Bud®™, Inc.

As per our original agreement, I'm very happy to inform you that you now own 1,000 shares of common stock in the Company, Nip It in the Bud®™, Inc. They are valued at $10.00 per share or $10,000. The shares are described as Non Voting and Non Dividend paying.

You're also to be given the stock option of purchasing 8% of the total amount of shares you have just received, or 80 shares at the original price of $10.00 per share, for an added value of $800.00 to your holdings. This option is good for one year from the date of exercise.

I can't thank you enough for all your kind faith, encouragement, and help that you have given me over the years.

As always, with best regards;

Sincerely,

J. Price Dominguez
J. Price Dominguez,CEO & President
Nip It in the Bud®™, Inc.

12706 Califa Street . Valley Village, Ca. . 91607 . Phone/Fax 818-762-2600

Nip It in the Bud™ Inc. *Manufacturers & Distributors of Insecticide & Insect Repellent Products that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"*

February 8, 2002

Mr. Russ Ebersole
23818 Crown Hill Lane
Escondido, Ca. 92027

Dear Russ,

I'm very pleased to be able to issue you your 150 shares of common stock in the Company, Nip It in the Bud®™, Inc. as per our original agreement of $10.00 per share or $1,500.00. The shares are described as Non Voting and Non Dividend paying.

As originally promised in my letter to you dated September 15, 2000, and considering the unforeseen delay in issuing you your shares, your stock option for purchasing 8% of the total amount of shares you have just received, is good for one year from the date of receipt of this letter. Should you decide to exercise your option, the 12 shares will be made available at the original price of $10.00 per share.

To date, our records show with the issuance of the enclosed Stock Certificate numbered 111, at $10.00 per share or $1,500.00 and the checks you have already received, the first check dated 5/20/00 for the amount of $250.00, the second dated 9/16/00 for the amount of $250.00, and the third check dated 6/8/01 for the amount of $500.00 our account is now paid in full and closed. The above totals $2,500.00 which was the amount of our original verbal agreement for your work on our Company's web site.

We wish you good fortune and the best of luck in all you endeavor,

Best regards,

J.Price Dominguez, CEO
Nip It in the Bud®™ Inc.

enclosure

12706 Califa Street . Valley Village, Ca. . 91607 . Phone/Fax 818-762-2600

Nip It in the Bud™ Inc. *Manufacturers & Distributors of Insecticide & Insect Repellent Products that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"*

September 15, 2000

Mr. & Mrs. Russ Ebersole
1678 Bear Valley Parkway
Escondido, Ca. 92027

Re: Shares of stock in Nip It in the he Bud®™, Inc.

Dear Russ and Darla,

I'm very happy to inform you that you now own 150 shares of common stock in the Company, Nip It in the Bud®™, Inc. They are valued at $10.00 per share or $1,500. The shares are described as Non Voting and Non Dividend paying.

Both of you will also to be given the stock option of purchasing 8% of the total amount of shares you have just received, or 12 shares at the original price of $10.00 per share, for an added value of $120.00 to your holdings. This option is good for one year from the date of exercise.

The shares are being given to you as per your request of payment in cash and stock, for the fantastic web site you've created. It is my sincere hope that you will continue to work with the Company on all of our future projects. Once again, welcome to the family of Nip It in the Bud®™, Inc. and I personally look forward to enjoying a very long and prosperous working relationship for the both of us.

As always, with best regards,

J. Price Dominguez

J. Price Dominguez, CEO & President
Nip It in the Bud®™, Inc.

12706 Califa Street . Valley Village, Ca. . 91607 . Phone/Fax 818-762-2600

Exhibit # 4

Title

Attached Documents

Subscription Agreement

The Company will be using one (1) subscription Agreement form.
See attached Nevada Subscription Agreement

Exhibit # 4

Title

Attached Documents

Subscription Agreement

The Company will be using one (1) subscription Agreement form.
See attached Nevada Subscription Agreement

SUBSCRIPTION AGREEMENT

Nip It in the Bud®™, Inc.
4850 Whitsett Ave. Suite #10
Valley Village, California 91607

The securities of Nip It in the Bud®™, Inc. And this Subscription Agreement (this "Agreement") have not been registered under the Securities Act of 1933, as amended ("Act"), or qualified under the state securities laws of any state. The securities are being sold in reliance on exemptions from such registration and qualification requirements. The securities and rights pursuant to this agreement cannot be sold, transferred, assigned or otherwise disposed of, except in compliance with applicable federal and state securities laws, promulgated under the act.

This Agreement shall constitute the irrevocable offer of the undersigned to purchase, in the amounts and subject to the terms set forth below Common Shares as defined in the Confidential Offering Circular (the "securities") of Nip It in the Bud®™, Inc. (the "Company"). On execution by both parties, this Agreement shall become a bilateral agreement binding on both the undersigned and the Company, and the undersigned for itself and its assigns. Each part of this Agreement must be completed by the undersigned and, by execution below, the undersigned acknowledges that he/she understands that the Company is relying on the accuracy and completeness hereof in complying with its obligations under applicable securities laws.

On the foregoing, it is hereby agreed as follows:

1. **SUBSCRIPTION.** The undersigned hereby irrevocably subscribes for the purchase of ____________ Common Shares in the aggregate offering price of__________. The undersigned is tendering to the Company:

(a) one signed copy of this Agreement; and

(b) payment in the amount of $___________.

2. **GENERAL REPRESENTATIONS OF SUBSCRIBER.** The undersigned hereby represents and warrants as follows:

(a) The undersigned is over the age of 18 years;

(b) The undersigned acknowledges that neither the United States Securities and Exchange Commission nor the securities commission of any state or other federal agency has made any determination as to the merits of purchasing these securities;

(c) The undersigned acknowledges that an investment in the Company involves high risks;

(d) The undersigned has been provided with all materials and information requested by the undesigned or his or her representatives, including any information requested to verify any information furnished, and the undersigned has been provided the opportunity for direct communication between the Company and its representatives and the undesigned and its representatives regarding the purchase made hereby, including the opportunity to ask questions of and receive answers from the Company;

(e) The undersigned has no present intention of dividing any of the securities or the rights under this Agreement with others or of reselling or otherwise disposing of any portion of the securities, either currently or after the passage of a fixed or determinable period of time or on the occurrence or nonoccurrence of any predetermined event or circumstance;

(f) The undersigned has adequate means of providing for his or her current needs and possible contingencies and has no need now and anticipates no need in the foreseeable future, to sell any portion of the securities for which the undersigned hereby subscribes. The undersigned is able to bear the economic risks of this investment and, consequently, without limiting the generality of the foregoing, is able to hold the securities for an indefinite period of time, and has a sufficient net worth to sustain a loss of the entire investment, in the event such loss should occur; and

(g) The undersigned acknowledges that this Agreement may be accepted or rejected in whole or part by the Company and that, to the extent the subscription may be rejected, the accompanying subscription payment may be refunded without payment of interest and without deduction of expenses.

3. **REPRESENTATIONS REGARDING EXEMPTIONS AND RESTRICTIONS ON TRANSFER.** The undersigned represents that the securities are being acquired without a view to, or for, resale in connection with any distribution of the securities or any interest therein without registration or other compliance under the Act, and that the undersigned has no direct or indirect participation in any undertaking or in the underwriting of such an undertaking. The undersigned understands that the securities have not been registered, but are being acquired by reason of a specific exemption under the Act as well as under certain state statutes for transactions by an issuer not involving any public offering and that any disposition of the securities may, under certain circumstances, be inconsistent with this exemption and may make the undersigned an "underwriter" within the meaning of the Act. The undersigned acknowledges that the securities must be held and may not be sold, transferred, or otherwise disposed of for value unless they are subsequently registered under the Act or an exemption from such registration is available. The Company is under no obligation to register the securities under the Act or under Section 12 of the Securities Exchange Act of 1934, as amended, except as may be expressly agreed to by it in writing. The certificates representing the securities will bear a legend restricting transfer, except in compliance with applicable federal and state securities statutes.

The subscriber acknowledges and agrees that all certificates representing the Shares will be endorsed with the following legend or similar legend in accordance with the Act;

"THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE 'ACT'), AND ARE BEING ISSUED IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE APPLICABLE PROVISIONS OF THE ACT OR ARE EXEMPT FROM SUCH REGISTRATION."

4. **PERSONAL FINANCIAL INFORMATION**

Considering all relevant factors in my financial and personal circumstances, I am able to bear the economic risk of an investment in the Company.

Yes ( ) No ( )

____

INITIAL

5. **INDEMNITY.** The undersigned hereby agrees to indemnify the Company and any person participating in the offering and to hold them harmless from and against any and all liability, damage, cost, or expense (including, but not limited to, reasonable attorney's fees) incurred on account of or arising out of:

(a) any inaccuracy in his or her declarations, representations, and warranties set forth herein or made by the undersigned to the Company in connection with his or her subscription;

(b) the disposition of any portion of the securities which he or she will receive, contrary to his or her declarations, representations, and warranties set forth herein; and

(c) any action, suit, or proceeding based on (i) the claim that said declarations, representations or warranties were inaccurate or misleading or otherwise cause for obtaining damages or redress from the Company, or (ii) the disposition of any of the securities or any part hereof.

6. **SETOFF.** Notwithstanding the provisions of the last preceding section or the enforceability thereof, the undersigned hereby grants to the Company the right to setoff against any amounts payable by the Company to the undersigned, for whatever reason, of any and all damages, costs, or expenses (including, but not limited to, reasonable attorney's fees) which are incurred on account of or arising out of any of the items referred to in clauses (a) through (c) of the last preceding section.

7. **MISCELLANEOUS.** The undersigned further understands, acknowledges, and agrees that:

(a) This Agreement is registered in the name of the undesigned on the books of the Company at its principal offices, and no transfer hereof shall be valid and binding on the Company unless made at such offices by the registered holder or his attorney-in-fact duly authorized in writing. The Company may deem and treat the person in whose name this Agreement is registered as the absolute owner hereof for the purpose of receiving any securities issuable pursuant hereto and for all other purposes.

(b) This Agreement shall be construed in accordance with and governed by the laws of the state of Nevada.

(c) This Agreement constitutes the entire agreement between the parties respecting the subject matter hereof.

(d) Notwithstanding any of the representations, warranties, acknowledgments, or agreements made herein by the undersigned, the undersigned does not waive any rights granted to the undersigned under federal and state securities laws.

(e) The undersigned will hold title to the securities as follows:

___Community Property ___Separate Property

___Joint Tenants, with Right of Survivorship

___Tenants in Common ___Other

(Single Person, Trust, Etc., Please Indicate)

AGREED AND ENTERED INTO this__________day of____________________, 2002.

Tax Identification Number or Social Security Number

Type or Print Name of Subscriber(s) in exact Form to be Used on Records

Address:

____

Number and Street

Signature

____

City, State, and Zip If Any

Signature of Joint Subscriber

____

Country

ACCEPTANCE OF SUBSCRIPTION

The foregoing is hereby accepted this ____ day of ________ 2002

Nip It in the Bud®™, Inc.

By____
Duly Authorized Officer

Exhibit # 5

Title

Voting Trust Agreement

The Company has no voting trust agreement with Price Dominguez who owns all voting class shares. All other Company shares are Non Voting class.

See: Cross Reference; Item 10. Security Ownership of Management and Certain Security holders

See: Cross Reference; Item 12. Securities Being Offered

Exhibit # 6

Title

Material Contracts

*Note (6) (a) Not applicable. Management acknowledges that at sometime after the filing of the final Offering Circular such Material contract(s) may be negotiated. When and if this occurs, upon commencement, management will provide the Commission with such material contact(s).

*Note (6) (b) Not applicable. There are no contracts past or current in effect.

*Note (6) (b) (i) Not applicable. There are no contracts past or current in effect.

*Note (6) (b) (ii) Not applicable. There are no contracts past or current in effect.

*Note (6) (b) (iii) Not applicable. There are no contracts past or current in effect.

*Note (6) (b) (iv) Not applicable. There are no leases past or current in effect.

*Note (6) (c) See Cross Reference Item 6. "Description of Business"

Note Two contracts are in the process of being drafted between Price & Corporation
Schaap & Price

Exhibit # 7

Title

Material Foreign Patents

Not applicable.
The Company does not own, license, or have any connection with Material Foreign Patents.

Exhibit # 8

<u>Title</u>

Plan of Acquisition, Reorganization, Arrangement, Liquidation, or Succession
Not applicable at this time. Company management is not in possession of any plans for any type(s) of Acquisition, Reorganization, Arrangement, Liquidation, or Succession.

Exhibit # 9

Title

Escrow Agreements

The Company, at this time, has not entered into any Escrow Agreement(s) pertaining to real estate: purchase(s), lease(s), or rental(s). The Company will enter into a real estate lease during and/or after the final Offering. When that occurs, management will provide the Commission with a copy of any such agreement.

Exhibit # 10

Title

Consents

*Note (10) (b) Consent and Certification by the Company's authorized Company CEO and President, and authorized Company Agent for Nevada and Director.

(authorized Company CEO & President)

By: Jacqueline S. Price Dominguez

Date: 11 / 13 / 2000

(authorized Company Agent for Nevada and Director)

By: Grace E. Grundman

Date: 11 / 13 / 2000

Exhibit # 11

Title

Opinion Regarding Legality

As allowed by §230.251 Scope of Exemption; (d) Offering Conditions (1) Offers (i) Except as allowed by §230.254, no offer of securities shall be made unless Form 1-A offering statement has been filed with the Commission and (1) (a) qualified by the Commission; (b) (4) Sales may not be made until 30 calender days after the last publication or delivery of the document or radio or television broadcast, or Inter net copy; as allowed by § 230.255; Preliminary Offering Circular, (3) (b) in case of filed Amendment(s) the corrections shall be furnished to all persons 48 hours prior to any confirmation of sale to such person(s) by availability made possible at the Company's web site by downloading, e-mail, fax or U.S. Postal Service, containing such corrections. When all required regulations have been satisfied, sales may commence, and be legally issued, fully paid and non-assessable. The Company is not offering potential subscribers any debt securities, and therefore, they will not be binding obligations of the issuer.

Note: For the next round legal opinion hopefully will be attached.

Exhibit # 12

Title

Sales Material

Attached Document

Preliminary Offering Circular

As per Rule 256 by virtue of any sales material. Sales material the Company is aware of is the current Preliminary Circular Offering and allowed "Test the Water" Material, addressed in Exhibit # 13. Any one can download this document at the Company's web site at www.nipitinthebud.org; they may receive a copy upon request if they should contact the Company by phone, fax, e-mail, or by the US Postal Service, or FedEx. After the required 30 day waiting period, the Company will offer the Final Offering Circular and any individual who so desires may obtain a full copy within the prescribed time line.

From: Nip It in the Bud®™, Inc.
In House Productions

CLASSIFIED SECTION / BUSINESS OPPORTUNITIES:

Help Clean Up the Planet
Protect the Earth, your Family, Pets & Home Environment

Are you a serious investor demanding to see"GREEN" products that are USEPA Reg. as "least possible risk to humans, animals and the environment" replace toxic insecticide and insect repellent products now used on and near you, your children, pets and in the environment? Then contact Nip It in the Bud®™,Inc. at our web site: www.nipitinthebud.or

PRELIMINARY OFFERING CIRCULAR AVAILABLE / Nevada & California Only
Be advised of the following: No money or other consideration is being solicited at this time and if sent will not be accepted. No sales of the of the securities will be made or commitment to purchase accepted until delivery of an offering circular that includes complete information about the issuer and the offering. An indication of interest made by a prospective investor involves no obligation or commitment of any kind. This offer is made by Price Dominguez, CEO & President of Nip It in the Bud®™,Inc.

NIP IT IN THE BUD®™ INC.
www.nipitinthebud.org

NEWS RELEASE / MEDIA ALERT

For information contact: Price Dominguez at phone/fax (818)762-2600
Las Vegas area: (702)796-4029 fax: (702)796-1967

MAJOR ENVIRONMENTAL INDUSTRY BREAKTHROUGH

CULTURAL ANTHROPOLOGIST DEVELOPS ENVIRONMENTALLY.FRIENDLY INSECTICIDE AND INSECT REPELLENT

-Los Angeles, California- With the Earth on toxic overload, it's up to environmentally aware scientists and inventors to come up with alternative replacement products that can do the same job without the harmful side effects. Price Dominguez has done this with her Federal USEPA Registered line of environmentally .friendly insecticide and insect repellent products that should replace all similar but toxic chemical products now on the market.

The Company's products have been scientifically proven to be non-carcinogenic and will not create genetic defects yet kills on contact and repels a wide variety of common insects including ants, termites, cockroaches, fleas, flies, mites, grass gnats, silverfish, earwigs, and even Black Widow spiders. The products provide the lowest possible risk to humans, their pets, and the environment.

BACKGROUND: Always environmentally concerned, Price Dominguez began her long crusade to develop a line of very low risk insecticide and insect repellent products when, after taking in a flea-ridden stray dog and bathing it with one of the commonly used products on the market, both she and the dog became quite ill. "I knew there had to be something out there that can do the job and wouldn't kill you or your pets", she explains.

Using her knowledge of trade goods from early civilizations, cultural anthropologist Price Dominguez combined a tine-honored insect repellent with relatively modern natural ingredients and came up with her effective "green" replacement line of products that should cause the major chemical companies to reevaluate their entire stock of harmful, toxic insecticides and repellents that threaten children, pets and Mother Earth.

NEWSWORTHY ENVIRONMENTAL FACTS

1. This is the first time the industry has seen an active insecticidal ingredient that produces 100% kill on contact and then evaporates with the targeted insect, leaving no trace residue that can ham humans, domestic animals, wild life, and the environment.

2. Products don't irritate eyes, skin or lungs.

3. The products contain an active insect repellent ingredient that repels by scent and taste without the usual harmful insecticidal qualities. The repellent disguises the area and objects on which it is applied so that the insect is "fooled" into finding another host and habitat.

4. Products achieved Federal USEPA toxicity category IV labeling status, reserved for products proven to be the "least possible risk to humans, animals and the environment". Again, unprecedented for an insecticide or insect repellent.

5. When consumers show proof of recycling the empty containers, the Company sends them a seedling tree in their grow zone as a thank you. Once again an industry first.

6. All products are Kosher. Another first for this industry.

FOR FURTHER INFORMATION ON THIS IMPORTANT ENVIRONMENTAL BREAKTHROUGH, PLEASE USE THE CONTACT INFORMATION AT THE HEAD OF THIS PRESS RELEASE OR VISIT THE NIP IT IN THE BUD ®™ INC. WEB SITE AT:
www.nipitinthebud.org

Exhibit # 13

Title

"Test the Water" Material

Attached Documents

Company Ad Material
Company Press Release

As per virtue of Rule 254 of "Test the Waters" for this securities offering, the Company attached the required 7 copies of all written materialized and radio script which is the same document. The material will be released electronically over the Inter net, at the Company's web site (www.nipitinthebud.org). The methodology used to communicate the future offering was through e-mail and word of mouth.

Exhibit # 14

Title

Appointment of Agent for Service of Process

The agents for service of process are:

J. Price Dominguez, CEO & President
12706 Califa Street
Valley Village, Ca. 91607

Grace E. Grundman, Director
3230 E. Flamingo Road
Las Vegas, Nevada 89121-4320

Additional Exhibits # 15

Attached Documents

Title Page

"National Survey" Raw Data Reports 1&2

Consumer Trends: Insecticide & Insect Repellent Products

Sponsored By: Nip It in the Bud,®™

Dates: 11/15/01 through 01/4/02
5/1/95 through 10/2/95

Accession # 201-02
Accession # 00095

Cross Reference

Item 6 Description of Business

TITLE PAGE

National Survey: Raw Data Report

Consumer Trends: Insecticide & Insect Repellent Products

Sponsored By :

Nip It in the Bud®™

Dates: 11/15/01 - 01/04/02
1 month period

ACCESSION #

201-2

Page 1 of 6

4850 Whitsett Suite #10 • Valley Village, Ca. • 91607 • Phone/Fax 818-762-2600

Nip It in the Bud™ Inc. *Manufacturers & Distributors of Insecticide & Insect Repellent Products that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"*

STATEMENT OF CONFIDENTIALITY

All information contained within this final raw data report is considered by the Company, Nip It in t he Bud®™ Inc. to be confidential at all times. Any person(s) who are given permission to review this Confidential Document are subject to all Confidentiality rules set forth by the Company whether or not it is verbal, written, or implied and will stay in effect for the duration set by the Company. This Confidential Document cannot be used for any purpose other than the understanding of the market associated with general consumers and their trends.

J Price Dominguez, CEO

(818) 762-2600
Phone Number

1/22/02
Date Signed

4850 Whitestt Suite #10 • Valley Village, Ca. • 91607 • Phone/Fax 818-762-2600

Nip It in the Bud®™ Inc. *Manufacturers & Distributors of Insecticide & Insect Repellent Products that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"*

GOOD LABORATORY PRACTICES STATEMENT

All raw data contained within this report have been logged daily by the person responsible for tallying. No deviations from Objective and Methodology are noted. Quality Assurance was carried out during unannounced inspections during the collection, logging, and tallying of all raw data.

[signature], DA	1-22-02
Quality Control Supervisor	Date Signed
[signature]	01-04-02
Raw Data/Talley Supervisor	Date Signed
[signature]	1/24/02
Survey Sponsor	Date Signed

4850 Whitsett Suite #10 • Valley Village, Ca. • 91607 • Phone/Fax 818-762-2600

Nip It in the Bud®™ Inc. *Manufacturers & Distributors of Insecticide & Insect Repellent Products that are the "Least Possible Risks to Humans, Animals & All Indoor Environments"*

DATE: January 15, 2002
SUBJECT: Raw Data Results of National Survey November from 11/15/01-01/04/02; Final Report
PURPOSE: To understand and develop sustainable market outlets

OBJECTIVE: Over a one month period, the Company, Nip It in the Bud®™, Inc. sponsored a survey to obtain consumer information in regard to the size and demand for products to be manufactured by the Company.

METHODOLOGY: The Company's goal is to survey by random phone book selection 100 households within the Northeast, Southeast, Midwest, Southwest, Northwest, and Western regions including Hawaii. The Company is to design questions in a non bias way for participants.

Incomplete surveys are not to be included in the tally. All incomplete surveys are to be replaced by newly random phone book selection surveys in order to obtain the number of households required. Regions surveyed are not to be broken down by age, sex, ethnic background, or socio-economic groups. Two independent persons who are not employed by the Company are also included in this study. One person is to tally the raw data collected daily, and one person is to act in the capacity of Quality Assurance Control during the survey and tallying process.

The following nine (9) questions were asked of all participants:
1. Age: Must be 18 years or older and own some kind of pet
2. Do you use insecticide products? Yes or No
3. Are you comfortable purchasing these products? Yes or No
4. How often do you use them? Regularly or Little as Possible
5. Do you read the labels on these products? Yes or No
6. Would you buy an insecticide product that did not have the required EPA (Environmental Protection Agency) Precautionary Hazard Statements like: Caution Hazardous to Humans, Animals and the Environment. Maybe harmful to use, repeated exposure may cause irritation to eyes, skin, lungs. Keep off of clothing. Thoroughly wash off after use. Yes or No
7. Has your Doctor or Veterinarian ever said not to expose yourself to insecticide products due to Pregnancy or Other Health Issues? Yes or No
8. How about Pricing? Same Not Much More More Don't Care
9. Do you have any comments and questions? (Note: only three (3) of the most common comments and questions are to be chosen)

The Raw data results were as follows:
TOTAL AMOUNT OF HOUSEHOLDS SURVEYED IN EACH REGION:
Northeast: 100
Southeast: 100
Midwest: 100
Southwest: 100
Northwest: 100
Western: 100

TALLY OF ANSWERS TO QUESTIONS NUMBER 1 - 9 IN EACH REGION:
NORTHEAST:

4850 Whitsett Suite #10 • Valley Village, Ca • 91607 • Phone/Fax 818-762-2600

Continuation

25 25 25 25 = 100

Question #1: 18-25 26-35 36-55 56-75

*** The following questions are not broken down into Age, Sex, Ethnic background, or Socio-economominc groups.**

Question #2: YES 81 NO 19
Question #3: YES 7 NO 93
Question #4: Regularly 65 Little as Possible 35
Question #5: YES 78 NO 22
Question #6: YES 100 NO 0
Question #7: YES 88 NO 12
Question #8: Same Not Much More More Don't Care
71 6 0 23
Question #9: 100 people asked when and where will this product be available to buy.
100 people asked how much will it cost.
100 commented "Hope it stays on the market..."

Southeast: 25 25 25 25 = 100

Question #1: 18-25 26-35 36-55 56-75

*** The following questions are not broken down into Age, Sex, Ethnic background, or Socio-economominc groups.**

Question #2: YES 100 NO 0
Question #3: YES 31 NO 69
Question #4: Regularly 90 Little as Possible 10
Question #5: YES 85 NO 15
Question #6: YES 100 NO 0
Question #7: YES 80 NO 20
Question #8: Same Not Much More More Don't Care
75 15 10 0
Question #9: 100 people asked when and where will this product be available to buy.
100 people asked how much will it cost.
100 commented "Hope it stays on the market..." "Its about time..."

Midwest: 25 25 25 25 = 100

Question #1: 18-25 26-35 36-55 56-75

*** The following questions are not broken down into Age, Sex, Ethnic background, or Socio-economominc groups.**

Question #2: YES 77 NO 23
Question #3: YES 2 NO 98
Question #4: Regularly 27 Little as Possible 73
Question #5: YES 36 NO 64
Question #6: YES 100 NO 0
Question #7: YES 59 NO 41
Question #8: Same Not Much More More Don't Care
79 14 0 7
Question #9: 100 people asked when and where will this product be available to buy.
100 people asked how much will it cost.
100 commented "It's about time and I hope it stays...."

Southwest: 25 25 25 25 = 100

Question #1: 18-25 26-35 36-55 56-75

*** The following questions are not broken down into Age, Sex, Ethnic background, or Socio-economominc groups.**

Question #2: YES 81 NO 19

Question #3: YES 0 NO 100
Question #4: Regularly 50 Little as Possible 50
Question #5: YES 91 NO 9
Question #6: YES 100 NO 0
Question #7: YES 68 NO 32
Question #8: Same Not Much More More Don't Care

Same	Not Much More	More	Don't Care
83	3	13	1

Question #9: 100 people asked when and where will this product be available to buy.
100 people asked how much will it cost.
100 commented "It's about time...."

Northwest: 25 25 25 25 = 100
Question #1: 18-25 26-35 36-45 56-75
*** The following questions are not broken down into Age, Sex, Ethnic background, or Socio-econominc groups.**
Question #2: YES 100 NO 0
Question #3: YES 0 NO 100
Question #4: Regularly 60 Little as Possible 40
Question #5: YES 92 NO 8
Question #6: YES 100 NO 0
Question #7: YES 78 NO 22
Question #8:

Same	Not Much More	More	Don't Care
88	6	6	0

Question #9: 100 people asked when and where will this product be available to buy.
100 people asked how much will it cost.
100 commented "It's about time and I hope it stays on the market...."

Western: 25 25 25 25 = 100
Question #1: 18-25 26-35 36-45 46-75
*** The following questions are not broken down into Age, Sex, Ethnic background, or Socio-econominc groups.**
Question #2: YES 100 NO 0
Question #3: YES 27 NO 73
Question #4: Regularly 75 Little as Possible 25
Question #5: YES 100 NO 0
Question #6: YES 100 NO 0
Question #7: YES 91 NO 9
Question #8:

Same	Not Much More	More	Don't Care
100	0	0	0

Question #9: 100 people asked when and where will this product be available to buy.
100 people asked how much will it cost.
100 commented "It's about time...."

Note: The above figures do not include any error margins. It is recommended that when figuring the %s of each question, the margin of error range ought to have an allowance of 3% - 5%.

END OF STUDY

TITLE PAGE

National Survey Raw Data Report

Consumer Trends: Insecticide & Insect Repellent Products

SPONSORED BY:

Nip It in the Bud[tm]

Dates: 5/1/95 - 10/2/95

6 month period

ACCESSION #

00095

12706 CALIFA STREET • NORTH HOLLYWOOD, CA 91607 • (818) 762-2600

STATEMENT OF CONFEDENTIALITY

All information contained within this final raw data report is considered by the Company, Nip It in the Bud^tm to be Confidential at all times. Any person(s) who are given permission to review this Confidential Document is subject to all Confidentiality rules set forth the Company whether or not it is verbal, written, or implied and will stay in effect for the duration set by the Company. This Confidential Document cannot be used for any purpose other than the understanding of the market associated with general consumers and their trends.

Jacqueline Price (signature)
Jacqueline Price, CEO

818-762-2600
Phone Number

12/ 22 / 95
Date Signed

GOOD LABRATORIE PRACTICES STATEMENT

All raw data contained within this report have been logged daily by the person responsible for tallying. No deviations from Objective and Methodology are noted. Quality Assurance was carried out during un-annouced inspections during the collection, logging of raw data, and tallying of raw data.

Nip It in the Bud^tm
Study Sponsoer

818-762-2600
Phone Number

Jacqueline S. Price
Study Director Signature

J. Price 818-762-2600
Contact / Phone Number

Raw Data Tallyor Signature

[redacted]
Contact / Phone Number

Quality Control Assurence

[redacted]
Contact / Phone Number

5-1-95 K.T. 5-29-95 K.T. 9-10-95 K.T. 10-2-95 K.T.
Insepection Dates

DATE: December 22, 1995
SUBJECT: Raw Data Results of National Survey
Final Report
PURPOSE: To understand and develop sustainable market outlets

OBJECTIVE: Over a six month period, the Company, Nip It in the Bud[tm] is sponsoring a survey to obtain financing for manufacturing of its' products. Two independent persons who are not employed by the Company are also included in this study. One person is to tally the raw data collected daily, and one person is to act in the capasity of Quality Assurance Control during the survey and tallying process.

METHODOLOGY: The Company's goal is to survey by random phone book selection 1500 to 2000 households within the Northeast, Southeast, Midwest, Southwest, Northwest, and Western regions including Hawaii. The Company is to design questions in a non bias way for participants.

Incomplete surveys are not to be included in the tally. All incomplete surveys are to be replaced by newly random phone book selection surveys in order to obtain the number of household required. Regions surveyed are not to be broken down by age, sex, ethnic background, or socio-economic groups.

The following nine (9) questions were asked of all participants:

1. Age: Must be 18 years or older
2. Do you use insecticide products? Yes or No
3. Are you comfortable purchasing these products? Yes or No
4. How often do you use them? Regularly or Little as Possible
5. Do you read the labels on these products? Yes or No
6. Would you buy an insecticide product that did not have the required EPA (Environmental Protection Agency) Precautionary Hazard Statements like: Caution Hazardous to Humans, Animals and the Environment. Maybe harmful to use, repeated exposure may cause irritation to eyes, skin, lungs. Keep off of clothing. Thoroughly wash off after use. Yes or No
7. Has your Doctor ever said not to expose yourself to insecticide products due to Pregnancy or Other Health Issues? Yes or No
8. How about Pricing? Same Not Much More More Don't Care
9. Do you have any comments or questions? (Note: only three of the most common comments and questions are to be chosen)

The raw data results were as follows:

TOTAL AMOUNT OF HOUSEHOLDS SURVAYED IN EACH REGION:
Northeast: 1500
Southeast: 2000
Midwest: 1500
Southwest: 2000
Northwest: 2000
Western: 2000

TALLY OF ANSWERE TO QUESTIONS NUMBERS 1 - 9 IN EACH REGION:
Northeast: 300 300 300 300 300 = 1500

12706 CALIFA STREET • NORTH HOLLYWOOD, CA 91607 • (818) 762-2600

Question #1: 18-25 25-35 36-45 45-60 Over 60

*** The following questions are not broken down into Age, Sex, Ethnic background, or Socio-economics groups.**

Question #2: YES 1389 NO 111
Question #3: YES 177 NO 1323
Question #4: Regularly 475 Little as Possible 914
Question #5: YES 1389 NO 111
Question #6: YES 1500 NO 0
Question #7: YES 1173 NO 417
Question #8: Same 235 Not Much More 46 More 90 Don't Care 1129
Question #9: 1500 people asked when and where will this product be available to buy. 1500 asked how much will it cost. 1500 commented "It's about time..."

Southeast: 400 400 400 400 400 = 2000
Question #1: 18-25 25-35 36-45 45-60 Over 60

*** The following questions are not broken down into Age, Sex, Ethnic background, or Socio-economics groups.**

Question #2: YES 2000 NO 0
Question #3: YES 47 NO 1953
Question #4: Regularly 1641 Little as Possible 359
Question #5: YES 1723 NO 277
Question #6: YES 2000 NO 0
Question #7: YES 1811 NO 189
Question #8: Same 335 Not Much More 150 More 190 Don't Care 1325
Question #9: 2000 people asked when and where will this product be available to buy. 2000 asked how much will it cost. 2000 commented "It's about time..."

Midwest: 300 300 300 300 300 = 1500
Question #1: 18-25 25-35 36-45 45-60 Over 60

*** The following questions are not broken down into Age, Sex, Ethnic background, or Socio-economics groups.**

Question #2: YES 1319 NO 181
Question #3: YES 62 NO 1438
Question #4: Regularly 75 Little as Possible 1243
Question #5: YES 1319 NO 181
Question #6: YES 1500 NO 0
Question #7: YES 1254 NO 246
Question #8: Same 167 Not Much More 146 More 390 Don't Care 797
Question #9: 1500 people asked when and where will this product be available to buy. 1500 asked how much will it cost. 1500 commented "It's about time..."

Southwest: 400 400 400 400 400 = 2000
Question #1: 18-25 25-35 36-45 45-60 Over 60

*** The following questions are not broken down into Age, Sex, Ethnic background, or Socio-economics groups.**

Question #2: YES 1771 NO 229

Question #3: YES 0 NO 2000
Question #4: Regularly 1115 Little as Possible 656
Question #5: YES 1771 NO 229
Question #6: YES 2000 NO 0
Question #7: YES 1828 NO 172
Question #8: Same 119 | Not Much More 56 | More 393 | Don't Care 1432
Question #9: 2000 people asked when and where will this product be available to buy. 2000 asked how much will it cost. 2000 commented "It's about time..."

Northwest: 400 400 400 400 400 = 2000
Question #1: 18-25 25-35 36-45 45-60 Over 60
*** The following questions are not broken down into Age, Sex, Ethnic background, or Socio-economics groups.**
Question #2: YES 1154 NO 846
Question #3: YES 0 NO 2000
Question #4: Regularly 572 Little as Possible 572
Question #5: YES 1154 NO 846
Question #6: YES 2000 NO 0
Question #7: YES 1058 NO 942
Question #8: Same 69 | Not Much More 56 | More 673 | Don't Care 1200
Question #9: 2000 people asked when and where will this product be available to buy. 2000 asked how much will it cost. 2000 commented "It's about time..."

Western: 400 400 400 400 400 = 2000
Question #1: 18-25 25-35 36-45 45-60 Over 60
*** The following questions are not broken down into Age, Sex, Ethnic background, or Socio-economics groups.**
Question #2: YES 1718 NO 282
Question #3: YES 331 NO 1387
Question #4: Regularly 475 Little as Possible 914
Question #5: YES 2000 NO 0
Question #6: YES 2000 NO 0
Question #7: YES 1781 NO 219
Question #8: Same 326 | Not Much More 21 | More 498 | Don't Care 1157
Question #9: 2000 people asked when and where will this product be available to buy. 2000 asked how much will it cost. 2000 commented "It's about time..."

Note: The above figures do not include any error margins. It is recommended that when figuring the %s of each question, the margin of error range ought to have an allowance of 3%-5%.

END OF STUDY